Exhibit 2.1
EXECUTION COPY
SECURITIES PURCHASE AGREEMENT

BY AND AMONG
Marathon Asset Management, L.P.,
Michael O’Hanlon,
Marix Servicing LLC,
and
Walter Investment Management Corp.

DATED AS OF AUGUST 25, 2010

SECURITIES PURCHASE AGREEMENT
This Securities Purchase Agreement (this “Agreement”), dated as of August 25, 2010, is by and among Marathon Asset Management, L.P., a Delaware limited partnership (“Marathon”), Michael O’Hanlon, an individual (“O’Hanlon” and, together with Marathon, the “Sellers” and each, a “Seller”), Marix Servicing LLC, a Delaware limited liability company (the “Company”), and Walter Investment Management Corp., a Maryland corporation (“WIMC”). WIMC and any existing or newly formed wholly owned subsidiary of WIMC that ultimately purchases the Acquired Interests at the Closing (as each such term is defined herein) are collectively referred to herein as the “Purchaser.” The Purchaser, each of the Sellers and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Certain capitalized terms used and not otherwise defined in this Agreement are defined in Section 9.1 hereof.
RECITALS
WHEREAS, the Sellers are beneficial owners and holders of all of the outstanding Class A common membership interests (the “Class A Interests”) in the Company;
WHEREAS, the Purchaser desires to purchase from the Sellers, and the Sellers desire to sell to the Purchaser, all of the membership interests in the Company (“Membership Interests”) that are outstanding as of the Closing Date (as defined herein) (such Membership Interests to be so acquired by the Purchaser are referred to herein collectively as the “Acquired Interests”), upon the terms and subject to the conditions set forth in this Agreement (the “Sale Transaction”); and
WHEREAS, the Purchaser, the Sellers, and the Company’s board of managers (the “Board”) each have approved and declared advisable the Sale Transaction, the terms and conditions of this Agreement, and the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the foregoing, and the mutual representations, warranties, covenants, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto agree as follows:
ARTICLE I
Purchase and Sale of Securities; Closing
1.1 Purchase and Sale of Securities. On the basis of the representations, warranties, and agreements contained in this Agreement, and subject to the terms and conditions of this Agreement, the Sellers agree to sell, assign, transfer, and deliver to the Purchaser, and the Purchaser agrees to purchase from the Sellers, at the Closing, all of the Acquired Interests in exchange for the Purchase Price (as defined in Section 1.2 hereof), payable as set forth in Section 1.3 hereof.
1.2 The Purchase Price. In consideration of the Sellers’ irrevocable transfer of all of the Acquired Interests to the Purchaser, the Purchaser shall pay to the Sellers the following purchase price (as adjusted pursuant to Section 1.6 hereof, the “Purchase Price”): (a) a cash payment in an amount equal to Fifty Thousand Dollars ($50,000) (such payment, the “Closing Cash Payment”), (b) the Earn-Out Payments (as defined in Section 1.7 hereof and described in Schedule 1.7 hereto), and (c) the Unencumbered Advances (as defined and described in Section 6.12(b) hereof). The Purchase Price shall be paid in accordance with Section 1.3 hereof and shall be subject to adjustment as described in Section 1.6 hereof. For Tax purposes, the Purchase Price shall be allocated to the assets of the Company as shown on Schedule 1.2 attached hereto, and the Purchaser shall prepare Form 8594 in accordance with the allocation set forth in said Schedule 1.2.

1.3 Payment of the Purchase Price. At the Closing, subject to the terms and conditions of this Agreement, the Purchaser shall pay the Closing Cash Payment to the Sellers by wire transfer of immediately available funds in the amounts and to the accounts designated by the Sellers not less than three (3) Business Days prior to the Closing Date. The Adjustment Amount shall be paid by the Sellers or the Purchaser, as the case may be, in accordance with Section 1.6 hereof. The Earn-Out Payments, if any, shall be paid in accordance with Section 1.7 hereof. The Unencumbered Advances shall be paid in accordance with Section 6.12(b) hereof.
1.4 Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place on such date and at such time as shall be mutually agreed in writing by the Purchaser and Marathon following satisfaction or, to the extent permitted hereunder, waiver, of all of the conditions set forth in Article VII hereof, provided, however, that such date shall be no later than the first (1st) Business Day of the calendar month immediately following the calendar month in which all such conditions in Article VII hereof have been satisfied or waived (such date on which the Closing occurs, the “Closing Date”). Unless otherwise mutually agreed by the Purchaser and Marathon, the Closing shall take place at the offices of Carlton Fields, P.A., 4221 W. Boy Scout Boulevard, Suite 1000, Tampa, Florida 33607-5780. At the Closing, the Sellers, the Company, and the Purchaser shall take, or cause to be taken, all such actions and deliver, or cause to be delivered, all such documents, certificates, and other items and instruments related to the consummation of the transactions contemplated hereby as may be reasonably requested by the parties hereto. All Closing transactions shall take place on the Closing Date substantially simultaneously, and no delivery shall be considered to have been made until all such transactions have been completed.
1.5 Deliveries at Closing. At or prior to the Closing, the Parties hereto shall make the following deliveries and take the following actions:
(a) The Sellers shall, or shall cause the Company, as applicable, to deliver or cause to be delivered to the Purchaser the items described in this Section 1.5(a).
(i) Assignment of Membership Interests. The Sellers shall deliver one or more certificates representing the Acquired Interests, with such assignments and other instruments as may be required to assign and transfer to the Purchaser all right, title, and interest in and to all of the Acquired Interests, free and clear of all Liens, other than any Liens created by, or arising as a result of, actions of the Purchaser.
(ii) Marathon Certificate of Authorized Person. Marathon shall deliver to the Purchaser a certificate of an authorized representative of Marathon, dated as of the Closing Date, (i) certifying as to Marathon’s authority to enter into this Agreement, the other Related Documents and the transactions contemplated hereby and thereby; and (ii) setting forth (x) a good standing certificate of Marathon issued by the Secretary of State of the State of Delaware and (y) an incumbency certificate with respect to all officers of Marathon executing this Agreement, the other Related Documents and/or any instrument or document contemplated hereby or thereby.

(iii) Company Certificate of Secretary. The Company shall deliver to the Purchaser a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, (i) certifying as to (a) resolutions duly adopted by the Board approving this Agreement, the other Related Documents and the transactions contemplated hereby and thereby and (b) the Organizational Documents of the Company; and (ii) setting forth (x) a good standing certificate of the Company issued by the Secretary of State of the State of Delaware and (y) an incumbency certificate with respect to all officers of the Company executing this Agreement, the other Related Documents and/or any instrument or document contemplated hereby or thereby.
(iv) Sellers’ Certificate as to Representations and Warranties and Covenants. Each of the Sellers shall deliver to the Purchaser the executed certificate specified in Section 7.1(a) hereof.
(v) Company Certificate as to Representations and Warranties and Covenants. The Company shall deliver to the Purchaser the executed certificate specified in Section 7.1(b) hereof.
(vi) Resignations of Company Directors. Such members of the Company’s Board as are designated in a written notice delivered at least five (5) Business Days prior to the Closing Date by the Purchaser to the Sellers shall have tendered, effective as of the Closing, their resignations as directors of the Company.
(vii) Amendment to Servicer Advance Financing Facility. The Sellers and the Company shall deliver to the Purchaser an amendment to the Servicer Advance Financing Facility, effective as of the Closing Date, which amendment shall extend the “Termination Date” (as defined in the Servicer Advance Financing Facility) to March 31, 2011.
(viii) Other Documents. The Sellers and the Company shall deliver such other documents as the Purchaser may reasonably request in order to effectuate the transactions contemplated by this Agreement.
(b) The Purchaser shall deliver or cause to be delivered to the Sellers the items described in this Section 1.5(b):
(i) Closing Cash Payment. The Purchaser shall pay the Closing Cash Payment to the Sellers in accordance with Section 1.3 hereof.
(ii) Purchaser Certificate of Secretary. The Purchaser shall deliver to the Sellers a certificate of the Secretary or Assistant Secretary of the Purchaser, dated as of the Closing Date, (i) certifying as to (a) resolutions duly adopted by the board of directors of the Purchaser approving this Agreement, the other Related Documents and the transactions contemplated hereby and thereby and (b) the Organizational Documents of the Purchaser; and (ii) setting forth (x) a good standing certificate of the Purchaser issued by the Department of Assessments and Taxation of the State of Maryland and (y) an incumbency certificate with respect to all officers of the Purchaser executing this Agreement, the other Related Documents and/or any instrument or document contemplated hereby or thereby.
(iii) Purchaser Certificate as to Representations and Warranties and Covenants. The Purchaser shall deliver to the Sellers the executed certificate specified in Section 7.2(a) hereof.
(iv) Other Documents. The Purchaser shall deliver such other documents as the Sellers or the Company may reasonably request in order to effectuate the transactions contemplated by this Agreement.

1.6 Working Capital; Working Capital Adjustment Procedure and Payment.
(a) The Purchaser and the Sellers acknowledge and agree that the Purchase Price shall be subject to adjustment in accordance with this Section 1.6. “Working Capital” means the dollar amount of the Company’s working capital, which shall be calculated as follows: (cash + prepaid expenses + other receivables) less (accounts payable + accrued expenses), each line item of which having been calculated in accordance with GAAP, consistently applied, and subject, in the case of interim financial statements, to GAAP requirements for interim financial information. For the avoidance of doubt, the line items restricted cash, property and equipment, servicing advances and servicing advance facility shall not be included in Working Capital. By way of example, attached hereto as Schedule 1.6(a)(i) is a calculation of the Company’s Working Capital as of May 31, 2010.
(b) Pre-Closing Adjustment. Not less than two (2) Business Days prior to the Closing, the Sellers shall deliver to the Purchaser an estimated balance sheet of the Company as of the Closing Date (the “Estimated Closing Statement”), which shall be prepared in accordance with GAAP, consistently applied, and subject, in the case of interim financial statements, to GAAP requirements for interim financial information. The Estimated Closing Statement also shall include a calculation of the estimated Working Capital as of the Closing Date (the “Estimated Closing Date Working Capital”), prepared with the same line items as those contained in the example attached as Schedule 1.6(a)(i) hereto. The Company shall provide the Purchaser and its representatives with such books and records as are reasonably requested by them to confirm the information contained in the Estimated Closing Statement.
(i) If the Estimated Closing Date Working Capital is a negative amount, then, immediately prior to the Closing, the Sellers shall pay to the Company an amount equal to the sum of (A) the amount necessary to bring the Estimated Closing Date Working Capital to zero (or “break even”), plus (B) the Working Capital Target.
(ii) If the Estimated Closing Date Working Capital is zero (or “break even”) or greater, but less than the Working Capital Target, then, immediately prior to the Closing, the Sellers shall pay to the Company an amount equal to the difference between the Estimated Closing Date Working Capital and the Working Capital Target. Any payment by the Sellers to the Company under this Section 1.6(b)(ii) or under Section 1.6(b)(i) above is referred to herein as a “Seller Pre-Closing Payment.”
(iii) If the Estimated Closing Date Working Capital is equal to the Working Capital Target, then the Sellers shall not be required to pay any amounts to the Company.
(iv) If the Estimated Closing Date Working Capital is greater than the Working Capital Target then, immediately prior to the Closing, the Company shall distribute to the Sellers an amount equal to the excess of the Estimated Closing Date Working Capital over the Working Capital Target. Any distribution by the Company to the Sellers under this Section 1.6(b)(iv) is referred to herein as a “Company Pre-Closing Distribution.”
(c) Post-Closing Adjustment.
(i) No later than sixty (60) days following the Closing Date, the Purchaser shall deliver to the Sellers a draft final balance sheet of the Company as of the Closing Date (“Draft Closing Statement”) which also shall include a calculation of (A) the actual Working Capital on the Closing Date, without giving effect to any increase resulting from a Seller Pre-Closing Payment or to any decrease resulting from a Company Pre-Closing Distribution, as applicable (the “Actual Closing Date Working Capital”), and (B) the Adjustment Amount, if any, together with all appropriate supporting documentation. The Purchaser shall cause the Company to provide the Sellers and their representatives with such books and records as are reasonably requested by them to confirm the information contained in the Draft Closing Statement.

(ii) The “Adjustment Amount” shall be an amount equal to the difference between the Actual Closing Date Working Capital and the Estimated Closing Date Working Capital.
(iii) The Sellers shall have thirty (30) days following receipt of the Draft Closing Statement during which to notify the Purchaser in writing of any dispute of any item contained in the Draft Closing Statement, which notice shall set forth in reasonable detail the basis for such dispute. If the Sellers do not notify the Purchaser of any such dispute within such 30-day period, or if the Sellers notify the Purchaser in writing that the Sellers are in agreement with the Draft Closing Statement during such 30-day period, then the Draft Closing Statement prepared by the Purchaser shall be deemed to be the “Final Closing Statement.” If the Sellers notify the Purchaser in writing of any such dispute within such 30-day period, the dispute shall be resolved as follows:
(A) The Purchaser and the Sellers shall cooperate in good faith to resolve any such dispute as promptly as possible.
(B) In the event the Purchaser and the Sellers are unable to resolve any such dispute within thirty (30) days of notice of such dispute (or such longer period as the Purchaser and the Sellers shall mutually agree in writing), such dispute and each Party’s work papers related thereto shall be submitted to, and all issues having a bearing on such dispute shall be resolved by Deloitte & Touche LLP (the “Uninterested Accounting Firm”). In the event the Uninterested Accounting Firm is unable or unwilling to take such assignment, another accounting firm shall be mutually agreed upon by the Purchaser and the Sellers (any such identified accounting firm shall be referred to herein as the “Arbitrator”). Such resolution shall be deemed final and binding on the Parties. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days following its engagement. The fees, costs and expenses of the Arbitrator shall be paid proportionally to the results of the arbitration as determined by the Arbitrator. By way of example, if one party claims an adjustment of $1,000,000 and the other claims there should be no adjustment, and the Arbitrator determines the adjustment to be $750,000, then the party claiming a zero adjustment shall pay 75% of the fees and the other party shall pay 25% of the fees.
(C) The Purchaser and the Sellers jointly shall revise the Draft Closing Statement and the calculation of the Actual Closing Date Working Capital, and the Adjustment Amount, if any, as appropriate to reflect the resolution of the Sellers’ objections (as agreed upon by the Purchaser and the Sellers or as determined by the Arbitrator, as applicable) and deliver it to the Sellers within ten (10) days after the resolution of such objections. Such revised balance sheet shall be the Final Closing Statement.
(iv) For purposes of determining the information on the Final Closing Statement, the Parties shall take into consideration any unrecorded adjustments to Working Capital, which adjustments may be positive or negative, and may apply to assets or to liabilities, that are reasonably necessary to ensure that the balances are presented in accordance with GAAP, applied on a consistent basis and in accordance with past practice, and subject, in the case of interim financial statements, to GAAP requirements for interim financial information.
(d) If, based on the Final Closing Statement, (i) the Actual Closing Date Working Capital is less than the Estimated Closing Date Working Capital, the Sellers shall pay to the Purchaser the Adjustment Amount, or (ii) if the Actual Closing Date Working Capital is greater than the Estimated Closing Date Working Capital, the Purchaser shall pay or shall cause the Company to pay to the Sellers the Adjustment Amount. In each case, such Adjustment Amount shall be paid within three (3) Business Days after the Final Closing Statement becomes final, conclusive and binding on the Parties pursuant to this Section 1.6 and such payment shall be made by wire transfer of immediately available funds to the accounts directed by each Party receiving payment.

1.7 Earn-Out Payments. Subject to the consummation of the Sale Transaction at the Closing in accordance with the terms and conditions of this Agreement, the Purchaser shall, or shall cause the Company to, pay to the Sellers earn-out payments in the amounts and at the times set forth in, and upon and subject to the terms and conditions described in, and calculated in accordance with, Schedule 1.7 hereto (the “Earn-Out Payments” and each, an “Earn-Out Payment”).
ARTICLE II
Representations and Warranties of the Sellers
Each of the Sellers, severally and not jointly, hereby represents and warrants to the Purchaser, on behalf of itself or himself, as applicable, as follows:
2.1 Organization and Standing. Marathon is a limited partnership duly incorporated formed, validly existing, and in good standing under the laws of the State of Delaware.
2.2 Power, Authority and Capacity; Validity of Agreement. Marathon has the requisite limited partnership power and authority to execute and deliver this Agreement and each of the Related Documents to which it is a party, to carry out and perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. O’Hanlon has the legal capacity to execute and deliver this Agreement and each of the Related Documents to which he is a party, and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by each Seller of this Agreement and each of the Related Documents to which such Seller is a party, and the consummation by such Seller of such Seller’s obligations hereunder and thereunder, including, without limitation, the Sale Transaction, have been duly authorized by all necessary limited partnership or other action in respect thereof by the respective Seller. This Agreement and the Related Documents to which each Seller is a party have been duly executed and delivered on behalf of each Seller and, assuming due and valid authorization, execution, and delivery thereof by the Purchaser, constitute legal, valid, and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms (except to the extent as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights and remedies generally, and that the availability of the equitable remedy of general specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought).
2.3 No Conflicts; Required Consents.
(a) Neither the execution and delivery of this Agreement or the other Related Documents to which each Seller is a party nor the performance by each Seller of its obligations hereunder or thereunder will: (i) contravene any provision contained in its Organizational Documents; or (ii) violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitute a material default under (x) any note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation to which such Seller is a party or (y) any judgment, order, decree, law, rule or regulation or other restriction of any Governmental Entity, in each case, to which such Seller is a party, and except, in the case of clause (ii), for such violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) No notice to, filing with, or authorization, registration, consent or approval of any court, governmental, regulatory, or administrative agency, commission, authority, instrumentality, government sponsored enterprise, or other public body, domestic or foreign (a “Governmental Entity”) or any other Person is necessary for the execution, delivery or performance by each Seller of this Agreement or the Related Documents to which such Seller is a party, or the consummation of the transactions contemplated hereby or thereby, except for any such consents or approvals that already have been obtained on or prior to the date hereof.
2.4 Securities Ownership; Conveyance of Ownership. (a) Neither the execution and delivery of this Agreement or the other Related Documents to which each Seller is a party nor the performance by each Seller of its obligations hereunder or thereunder will result in the creation or imposition of any claim, lien, pledge, security interest, charge, restriction or other encumbrance (a “Lien”) on the Acquired Interests, (b) the Sellers, on a combined basis, own one hundred percent (100%) of the Class A Interests, free and clear of all Liens, and (c) each Seller has the right, power and capacity to sell, assign and transfer the Class A Interests to the Purchaser, free and clear of any and all Liens, other than, in the case of clauses (a), (b) and (c) above, any Liens created by, or arising as a result of, actions of the Purchaser, and any restrictions that may exist under the Company’s Organizational Documents or applicable Laws. The Class A Interests are the only authorized, issued or outstanding equity interests in the Company. The percentage of the Class A Interests owned by each of the Sellers is set forth on Schedule 2.4 attached hereto. As of the Closing Date, the Acquired Interests shall represent one hundred percent (100%) of the outstanding Membership Interests in the Company, and any other Membership Interests that may be outstanding as of the date hereof, which, for purposes of clarification, shall include any employee profits interests, that are not transferred to the Purchaser at Closing shall have been retired, cancelled or terminated on or prior to the Closing Date or definitive documentation providing for such retirement, cancellation or termination shall have been entered into on or prior to the Closing Date.
2.5 No Brokers or Finders. Except for Stifel, Nicolaus & Co., Inc. or any of its Affiliates, neither Seller, nor any of the directors, managers, officers, employees, agents, or representatives of either Seller, has employed any agent, broker, finder, investment banker, or other intermediary or person, or incurred any liability for any financial advisory services, brokerage fees, commissions, or finder’s fees, and no person has acted directly or indirectly for any of them in connection with this Agreement or the transactions contemplated hereby.
2.6 Company Income Taxes. Marathon and/or the Company, as the case may be, has filed in a timely manner (within applicable extension periods) all Income Tax Returns of the Company required to be filed, and all Income Taxes of the Company due and owing have been paid in full. All such Income Tax Returns of the Company are correct and complete in all material respects. The Company is not a party to or bound by any Income Tax allocation or sharing agreement. The Company does not have any liability for the Income Taxes of any other Person, as a transferee or successor, by contract or otherwise.

ARTICLE III
Representations and Warranties of the Company
Except as set forth in the disclosure schedules, dated as of the date of this Agreement, that have been delivered by the Company to the Purchaser prior to the execution and delivery of this Agreement (the “Disclosure Schedule”) (such disclosure schedules shall be arranged in the Disclosure Schedule in sections corresponding to sections of this Article III, and the disclosures in any section of the Disclosure Schedule shall qualify only the section referred to therein and not any other sections of this Article III, provided, however, that sections of the Disclosure Schedule may cross reference one another or any other schedules attached to or provided under this Agreement), the Company hereby represents and warrants to the Purchaser as follows:
3.1 Organization and Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the limited liability company power and authority to own, lease and operate its property and assets and to carry on its business as presently conducted. The Company is duly qualified, licensed or admitted to do business and in good standing in every jurisdiction in which such qualification, licensing or admission is required because of the nature of the property owned, leased or operated by it or the nature of the business conducted by it, except where the failure to be so duly qualified, licensed or admitted would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect. The Operating Agreement of the Company has been approved by all necessary actions on the part of the Company. The copies of the Organizational Documents of the Company, all as amended through the date hereof, that have been delivered to the Purchaser are true, correct and complete in all material respects.
3.2 Power and Authority; Validity of Agreement. The Company has the limited liability company power and authority to execute and deliver this Agreement and each of the Related Documents to which it is a party, to carry out and perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Related Documents to which it is a party, and the consummation by Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary limited liability company action in respect thereof by the Company. This Agreement and the Related Documents to which it is a party have been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution, and delivery by the Purchaser, each constitutes a legal, valid, and binding obligation of the Company, enforceable against it in accordance with its terms (except to the extent as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights and remedies generally, and that the availability of the equitable remedy of general specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought).
3.3 No Conflicts; Required Consents.
(a) Neither the execution and delivery of this Agreement or the other Related Documents to which the Company is a party nor the performance by the Company of its obligations hereunder or thereunder will: (i) contravene any provision contained in its Organizational Documents; (ii) violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitute a material default under or result in any right of termination, cancellation or acceleration of any obligation or the loss of any material benefit to the Company under (x) any note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or (y) any judgment, order, decree, law, rule or regulation or other restriction of any Governmental Entity, in each case, to which the Company is a party or by which any of its assets or properties may be bound or affected; or (iii) result in the creation or imposition of any Lien upon any assets or properties of the Company, other than any Lien created by, or arising as a direct result of, actions of the Purchaser.

(b) Except as set forth in Section 3.3(b)(i) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any of the Related Documents by the Company, nor the consummation by the Company of the Sale Transaction and the other transactions contemplated by this Agreement and the Related Documents, will require any notice to, registration, declaration, or filing by the Company with, or order, authorization, or Permit of, exemption or waiver by, or Consent of, or any action by, any Governmental Entity or any other Person. Set forth in Section 3.3(b)(ii) of the Disclosure Schedule is a true, complete and current list of all material Consents referenced in the immediately preceding sentence.
3.4 Capitalization.
(a) As of the date of this Agreement, the authorized capital of the Company (which is so stated in the Operating Agreement of the Company) consists solely of the Membership Interests set forth in Section 3.4(a) of the Disclosure Schedule. The Class A Interests are the only authorized, issued or outstanding equity interests in the Company. All of the Membership Interests have been validly issued and no capital contributions are outstanding or due and payable pursuant to the terms of the Organizational Documents of the Company. As of the Closing Date, the Acquired Interests shall represent one hundred percent (100%) of the outstanding Membership Interests in the Company, and any other Membership Interests in the Company that may be outstanding as of the date hereof that are not transferred to the Purchaser at Closing shall have been retired, cancelled or terminated on or prior to the Closing Date or definitive documentation providing for such retirement, cancellation or termination shall have been entered into on or prior to the Closing Date.
(b) Except for the Membership Interests set forth in Section 3.4(a) of the Disclosure Schedule and as set forth in Section 3.4(b) of the Disclosure Schedule, as of the date of this Agreement: (i) no member of the Company, or any other Person, has preemptive rights in connection with the purchase, sale, or issuance of securities by the Company, (ii) there are no outstanding or authorized options, warrants, “phantom” stock or equity rights, agreements, subscriptions, calls, demands, or other rights, commitments, or arrangements (written or oral, or contingent or otherwise) to purchase or acquire any securities directly or indirectly convertible into, or exchangeable or exercisable for, any equity interest in the Company (collectively, “Options”), (iii) there are no outstanding obligations (contingent or otherwise) to issue any Options or to issue or distribute any equity interests in the Company or to pay any dividends or make any other distribution in respect thereof to any Person, (iv) there are no outstanding obligations (contingent or otherwise) of the Company to purchase, redeem, or otherwise acquire any equity interests in the Company, and (v) there are no voting trusts, agreements, understandings, or similar arrangements among or with any of the members of the Company.
3.5 No Company Subsidiaries. The Company does not own any share capital or other equity or ownership interest in any other Person, or any options, warrants, scrip, or other securities or rights of any kind, convertible into, exchangeable for, or otherwise evidencing the right to purchase or acquire any share capital, equity or other ownership interest in, any other Person.
3.6 Financial Statements.
(a) The Company has delivered to the Purchaser complete and correct copies of (i) the audited Financial Statements of the Company for the fiscal years ended December 31, 2009, 2008, and 2007, including any amendments thereto, (ii) the unaudited balance sheet of the Company, dated as of May 31, 2010, and (iii) the unaudited quarterly Financial Statements for the six-month period ended June 30, 2010. The Financial Statements have been and will be prepared in accordance with GAAP applied on a consistent basis, and subject, in the case of interim financial statements, to GAAP requirements for interim financial information. The Financial Statements referenced in this Section 3.6(a) have been and will be prepared based upon information contained in the books and records of the Company. The books and records of the Company have been made available to the Purchaser, have been and will be been maintained in accordance with commercially reasonably business practices and present fairly, in all material respects, the financial position, the results of operations, changes in members’ equity and statement of cash flows of the Company as of the dates and for the periods indicated.

(b) Except as disclosed in Section 3.6(b) of the Disclosure Schedule, since its inception, the Company has not received any written notification from its independent auditors of, nor to the Company’s Knowledge does there exist, any “significant deficiencies” or “material weaknesses” in the Company’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to such terms in Auditing Standards No. 5 adopted by the Public Company Accounting Oversight Board, as in effect on the date hereof.
(c) The Company has adopted a code of ethics that, among other things, sets forth standards of conduct for employees who are responsible for gathering, recording and/or reporting financial information to governmental agencies or authorities or handling the Company’s funds. To the Knowledge of the Company, there have been no violations of any provisions of the Company’s code of ethics by its principal financial officer, comptroller or principal accounting officer, or Persons performing similar functions.
(d) To the extent the Company has any uncollectible accounts receivable and bad debts, the Company has established adequate reserves for such uncollectible accounts receivable and bad debts, and such reserves, if any, are reflected in the Company’s Financial Statements described in Section 3.6(a) above.
3.7 Assets.
(a) Set forth in Section 3.7(a) of the Disclosure Schedule is a true, complete, and correct list of the assets and properties (real, personal, and mixed) owned or leased by the Company that are material in connection with the Company’s business as currently conducted, which list indicates whether such property is owned or leased by Company. The Company has good, valid, and marketable title to or, in the case of leased or subleased assets and properties, has valid and subsisting leasehold interests in, such assets and properties listed in Section 3.7(a) of the Disclosure Schedule, whether tangible or intangible, real or personal or mixed, free and clear of all easements, Liens, mortgages, conditional or installment sale agreements. All of the material personal property of the Company is in good operating condition and repair and is suitable and adequate for the uses for which it is intended or is being used, subject to normal and customary use of such property and ordinary “wear and tear.”
(b) The Company does not now own, and has not since its inception owned, any interests (other than leasehold interests) in any real property.
(c) To the Company’s Knowledge, on the Closing Date, the properties and assets owned by, leased or licensed to or otherwise freely available in the public domain for use by the Company, and taking into account the licenses contemplated by this Agreement, constitute all rights, properties and assets necessary for the operation of the Company’s business in all material respects as it is conducted on the date of this Agreement; provided, however, nothing in this Section 3.7 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or working capital (or the availability of the same).

3.8 Tax Matters. Except as set forth in Section 3.8 of the Disclosure Schedule:
(a) All Taxes (other than Income Taxes) owed and due and payable have been duly paid in full (including, without limitation, all Taxes that the Company is obligated to withhold from amounts owing to employees).
(b) No Tax Lien has been filed against the Company or upon any of the assets or properties of the Company, except for Liens for Taxes not yet due.
(c) No deficiencies or claims for any Taxes (other than Income Taxes) have been proposed, asserted or assessed in writing against or with respect to the Company (or are currently pending).
(d) The Company has not granted any request, agreement, consent or waiver to extend the statutory period of limitations applicable to the assessment, collection, or payment of any Tax (other than Income Taxes) due by the Company.
3.9 Permits; No Violations; Compliance with Laws.
(a) The Company holds all permits, licenses, variances, certificates, authorizations, filings, franchises, notices, rights, registrations and Consents of and from all Governmental Entities (collectively, “Permits”) necessary or required by Law for it to own, lease, and operate its assets and properties and to lawfully carry on its business as now conducted. Set forth in Section 3.9(a) of the Disclosure Schedule is a true, complete and current list of all material Permits held by, or on behalf of, the Company. All Permits are, and at Closing will be, in full force and effect, and the Company is, and at Closing the Company shall be, in substantial compliance with all conditions and requirements of such Permits and all rules and regulations relating thereto.
(b) The Company has not been charged with, or received any written notification or communication from any Governmental Entity: (i) asserting that the Company, or any of its operations, business, facilities or properties are in material violation of, or otherwise not in compliance with any, Laws, Permits, orders, judgments, writs, injunctions, or decrees which such Government Entity enforces, or (ii) to the Company’s Knowledge, threatening to terminate, revoke, cancel, or reform any Permit. To the Company’s Knowledge, no material investigation by any Governmental Entity with respect to the Company is pending or threatened.
(c) Except as set forth in Section 3.9(c) of the Disclosure Schedule, since its inception, the Company has conducted its business in accordance with all Laws applicable to its business and the properties, assets and operations of its business, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.10 Contracts and Commitments.
(a) Section 3.10 of the Disclosure Schedule sets forth each of the following contracts and other agreements (or, in the case of oral contracts or agreements, summaries thereof) to which the Company is a party by which its assets or properties is bound or subject (such contracts and agreements, the “Material Contracts”):
(i) any material employment, severance, termination, consulting, commission or retirement agreement, contract, arrangement, or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former stockholders, officers, directors, employees, or independent contractors;

(ii) any contracts or agreements for providing mortgage servicing or related services to customers or clients of the Company;
(iii) any real property lease, sublease or license for real property;
(iv) any contract, agreement, arrangement, or other instrument containing non-competition covenants which limits the ability of the Company to compete in the Mortgage servicing business or other current line of business of the Company;
(v) any agreements restricting the ability of the Company to incur indebtedness;
(vi) any agreement relating to the making of any loan or guarantee of indebtedness by the Company in an amount in excess of $50,000;
(vii) any agreement, contract, or other instrument or commitment relating to the borrowing of money in an amount in excess of $50,000;
(viii) any agreements providing for material indemnification obligations by the Company of any Person;
(ix) any material agreements with any Governmental Entities;
(x) any agreement, contract, personal property or equipment lease, or instrument requiring annual payments in excess of $75,000 or having a term of greater than one year from the date of this Agreement (unless terminable without payment or penalty upon no more than thirty (30) days’ notice);
(xi) any material agreement or arrangement pertaining to the escrowing or holding of funds by third parties;
(xii) any agreement with Subservicers identified in Section 3.26; and
(xiii) any other agreement, contract, lease, commitment, or other instrument or understanding or amendment thereto as of the date of this Agreement material to the business of the Company or not made in the ordinary course of business to which the Company is a party or by which the Company is bound which is not otherwise disclosed in Sections 3.10(a)(i) through 3.10(a)(xii) above.
True and correct execution copies of all Material Contracts have been delivered to the Purchaser, and on or prior to the Closing Date, the Company will furnish to Purchaser a list of the location and account numbers for all funds held in escrow or otherwise on behalf of third parties.
(b) With respect to each Material Contract: (i) each Material Contract is in full force and effect and is, to the Company’s Knowledge, valid and binding, (ii) the Company is not (nor, with the giving of notice or lapse of time, would be) in material breach of or default thereunder, (iii) the Company has not knowingly waived any material provision of any Material Contract, and (iv) the Company has not received any written notice that (x) any Material Contract is not enforceable against any party thereto, (y) that any Material Contract has been terminated before the expiration of its term, or (z) that any other party or parties to any such Material Contract intends to exercise any rights such party has to cancel or terminate such contract or exercise remedies thereunder. The Company has not received any written notice nor, to the Knowledge of the Company, has any other party alleged, that the Company is in default under any Material Contract, and, to the Knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default. To the Company’s Knowledge, upon consummation of the transactions contemplated by this Agreement, each Material Contract shall remain in full force and effect without the loss of benefits to the Company thereunder. All of the material indebtedness of the Company for money borrowed may be prepaid at any time without penalty or premium.

3.11 No Litigation. Except as set forth in Section 3.11 of the Disclosure Schedule, there are no claims, actions, suits, proceedings, or governmental investigations instituted or pending (including, without limitation, arbitration proceeding, mediation, or other alternative dispute resolution proceeding) or, to the Knowledge of the Company, threatened (or, to the Company’s Knowledge, unasserted but considered highly probable of assertion and which, if asserted, (a) would be reasonably likely to result in a materially unfavorable outcome against the Company or (b) would be reasonably likely to result in an unfavorable outcome against any officer or director of the Company (in such individual’s capacity as such and pertaining to the Company or its business), or against any property, assets, interest, or right of the Company, and in each case set forth in this clause (b), which may, individually or in the aggregate, (i) be reasonably likely to result in a materially unfavorable outcome to the Company or (ii) materially threaten, impede, or impair the consummation of the transactions contemplated by this Agreement or the Related Documents. The Company is not subject to any judgment, order, writ, Injunction, or decree of any Governmental Entity or arbitrator or any settlement or consent agreement by or with a Governmental Entity or arbitration tribunal with respect to the Company.
3.12 Employee Benefit Plans; ERISA.
(a) Section 3.12(a) of the Disclosure Schedule sets forth a list of all Benefit Plans. The term “Benefit Plans” means: (i) all pension, retirement, profit-sharing, deferred compensation, equity compensation plan, option, employee stock ownership, severance pay, vacation, bonus, or other incentive plans, “welfare” plan, fund or program within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA), and all other material written employee programs, arrangements, or agreements, (ii) each employment, termination or severance agreement; and (iii) all medical, vision, dental, employee assistance or other health plans, all life and disability insurance plans, and all other material employee benefit plans or fringe benefit plans, including, without limitation, all “employee benefit plans” (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by the Company or any Affiliate thereof for the benefit of employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries of the Company, who are eligible to participate. Any of the Benefit Plans which is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA) is referred to herein as an “ERISA Plan.” No Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. The Company has delivered or made available to Purchaser complete and correct copies of the most recent Form 5500, summary plan description, audit report, and actuarial report, if applicable, for each Benefit Plan.
(b) The Company has delivered or made available to the Purchaser true, complete and correct copies of all Benefit Plans listed on Section 3.12(a) of the Disclosure Schedule (or, if the Benefit Plan is not a written Benefit Plan, a description thereof), any related trust or other funding instrument, and the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Benefit Plan intended to qualify under Section 401 of the Code.

(c) Except as disclosed in Section 3.12(c) of the Disclosure Schedule, (i) all of the Benefit Plans are in compliance in all material respects with the applicable requirements, including, without limitation, any reporting and disclosure requirements of ERISA, the Code, and any other applicable Laws; (ii) there has been no “reportable event” as that term is defined under Section 4043 of ERISA with respect to the Benefit Plans subject to Title IV of ERISA; (iii) to the extent applicable, any of the Benefit Plans intended to be qualified under Section 401(a) of the Code has been issued a favorable determination or opinion letter by the Internal Revenue Service as to its tax-qualification; (iv) the Benefit Plans have been maintained and operated in all material respects in accordance with their terms, and, to the Knowledge of the Company, there have been no breaches of fiduciary duties in connection with the Benefit Plans; (v) there are no pending, and to the Knowledge of the Company, threatened claims, suits or actions, against or otherwise involving any Benefit Plan (other than for routine claims in the ordinary course); (vi) all contributions required to be made as of the date hereof to the Benefit Plans have been made or provided for; and (vii) with respect to the Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to by the Company within six years prior to the Closing Date (y) the Company has not incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom, and (z) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.
(d) The Company does not maintain or contribute to any Benefit Plan that is subject to Title IV or ERISA and it does not have any plans which are a “defined benefit pension plan” (as defined in Section 414(j) of the Code).
(e) No Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which are borne by the current or former employee (or his beneficiary).
(f) Except as disclosed in Section 3.12(f) of the Disclosure Schedule or as expressly provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Sale Transaction hereby will (i) entitle any current or former director, employee, or officer of the Company to any additional payment or benefit (including, without limitation, severance or a golden parachute payment) under any Benefit Plan or otherwise, or (ii) increase any benefits otherwise payable under any Benefit Plan, or (iii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.
(g) The Company has made all material payments with respect to the Benefit Plans that are required to be made on or before the Closing Date and any other payments that are required to be made with respect to the Benefit Plans have been accrued for in the Company’s Financial Statements to the extent required under GAAP.
(h) Each group health plan of each of the Company has been operated in material compliance with the provisions of COBRA and HIPAA.
3.13 Absence of Certain Changes or Events. Except as disclosed in Section 3.13 of the Disclosure Schedule, since December 31, 2009 (the “Balance Sheet Date”): (a) there has not occurred any Material Adverse Effect, (b) the Company has conducted its business in all material respects in the ordinary course consistent with past practice, and (c) to the Knowledge of the Company, there has not occurred, nor is there currently existing, any circumstance, event, change, development, or occurrence which has had, or that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.14 No Undisclosed Liabilities. Except as set forth in Section 3.14 of the Disclosure Schedule or as reflected in the Financial Statements, there are no liabilities of the Company of any kind or nature whatsoever, whether known or unknown, absolute, accrued, contingent or otherwise, or whether due or to become due, of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP, other than liabilities incurred in the ordinary course of business and consistent with past practices since the Balance Sheet Date.
3.15 Intellectual Property.
(a) Section 3.15(a)(i) of the Disclosure Schedule sets forth a true, complete, and correct list of all Intellectual Property that is owned by the Company and which is necessary to conduct the business of the Company. The Company is the sole and exclusive owner of the Intellectual Property listed in Section 3.15(a)(i) of the Disclosure Schedule, free and clear of any Lien except for Permitted Liens, and, to the Company’s Knowledge, without infringing upon or otherwise acting adversely to the Intellectual Property rights of any other Person. With respect to all technologies, trade-secrets, designs, improvements, formulae, manufacturing methods, practices, processes, technical data, product development data, research data, specifications and other methods and know-how (whether or not patentable or otherwise registerable, whether or not a secret and whether or not reduced to writing) owned by the Company and material to its business (all of the foregoing referred to collectively herein as the “Know-how”), except for those agreements identified in Section 3.15(a)(ii) of the Disclosure Schedule and except as would not materially and adversely impair any individual items of the Intellectual Property or Owned Software, no Know-how which is material to the business of the Company has been disclosed or is authorized to be disclosed to any third party other than pursuant to any agreement that limits the use or disclosure of such Know-how without the prior written consent of the Company.
(b) With respect to applications relating to any of the Intellectual Property listed in Section 3.15(a)(i) of the Disclosure Schedule: (i) each application has been prosecuted in compliance with all applicable material rules, policies and procedures of the relevant agencies and government offices, (ii) the Company has not received written notice of any, and, to the Knowledge of the Company, there are not any, claims of prior use or other third-party claims relevant to any such application that would render any material claim thereunder unregisterable or (iii) for the Patents, to the Knowledge of the Company, there is no prior art relevant to any such application that would render any material claim thereunder unpatentable or any material claim in any issued patent based thereon invalid.
(c) The Company has taken commercially reasonable steps to protect, maintain and enforce the Intellectual Property that is owned by the Company and that is material to the business of the Company. Except as set forth on Section 3.15(c) of the Disclosure Schedule, the Company currently is listed in the records of the appropriate federal, state or foreign agency as the sole owner of record for each application and registration relating to the Intellectual Property that is owned by the Company. Each of the Trademarks listed on Section 3.15(a)(i) of the Disclosure Schedule is valid and subsisting and has not been cancelled, expired or abandoned. Except as set forth on Section 3.15(c) of the Disclosure Schedule, there are no pending, existing, or, to the Knowledge of the Company, threatened, opposition, interference, cancellation proceeding or other legal or governmental proceeding before any Governmental Entity (aside from normal prosecution proceedings not involving any third party and not involving the validity or enforceability of the Intellectual Property) in the United States involving any of the Intellectual Property that is owned by the Company.
(d) Section 3.15(d) of the Disclosure Schedule sets forth a true and correct list of all of the software owned or licensed by the Company (the “Company Software”) that is material to the business of the Company, and therein has identified which Company Software is owned, licensed, leased, or otherwise used, as the case may be. The Company Software listed on Section 3.15(d) of the Disclosure Schedule is owned by the Company or used under rights granted to the Company pursuant to a written agreement, license or lease from a third party.

(i) To the Knowledge of the Company, the use of Company Software owned by the Company (including, without limitation, the source code, binary executable code, object code, compilers, assemblers and algorithms therein) (the “Owned Software”) does not violate the rights of any third party. Except as set forth on Section 3.15(d)(i) of the Disclosure Schedule, the Company is the sole and exclusive owner of and has the valid right to use, sell, license, maintain, support, upgrade and provide services for all of the material Owned Software, free and clear of all Liens except for Permitted Liens.
(ii) Except as set forth in Section 3.15(d)(ii) of the Disclosure Schedule, no source code for any Owned Software that is material to the business of the Company has been delivered or licensed to any escrow agent or any other Person who is not, as of the date of this Agreement, a Person acting as an employee (currently or in the past) of the Company or a subcontractor or consultant of the Company. Except as set forth in Section 3.15(d)(ii) of a the Disclosure Schedule, the Company has no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available the source code for any Owned Software that is material to the business of the Company to any escrow agent or other Person who is not, as of the date of this Agreement, or was not, a Person acting as an employee of the Company or a subcontractor or consultant of the Company. No event has occurred, and no circumstances or conditions exist, as of the date of this Agreement, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Owned Software that is material to the business of the Company to any Person who is not as of the date of this Agreement acting as an employee of the Company or a subcontractor or consultant of the Company.
(iii) No Owned Software that is material to the business of the Company and that is distributed to third parties is subject to any “copy left” or other obligation or condition (including any obligation of condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (y) could require, or could condition the use or distribution of such Software on, the disclosure, licensing or distribution of any source code for any portion of such Software or (z) could otherwise impose any material limitation, restriction or condition on the right or ability of the Company to use any Company Software.
(e) All Licenses are valid and binding obligations, enforceable against the Company (and, to the Knowledge of the Company, the other parties thereto) in accordance with their terms, there are no material breaches or defaults under any License by the Company (and, to the Knowledge of the Company, the other parties thereto), and there exists no event or condition which does or will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by the Company (or, to the Knowledge of the Company, the other parties thereto), under any such License. The Company has not licensed or sublicensed any of its material rights in or assigned or entered into settlement agreements with respect to, any Intellectual Property or Company Software that is material to the business of the Company other than pursuant to the Licenses. Except as set forth in Section 3.15(e) of the Disclosure Schedule, no royalties, honoraria or other fees are payable, and no right or forbearance is owed, by the Company to any third parties for the use of or right to use any Intellectual Property or Company Software that is material to the business of the Company, other than as set forth the Licenses. Except as set forth in Section 3.15(e) of the Disclosure Schedule, there are no agreements granting any third party any right of exclusivity in any of the Owned Software or Intellectual Property that is owned by the Company.
(f) Each of the employees and its consultants and contractors of the Company engaged to develop Intellectual Property and Owned Software have signed confidentiality agreements in favor of the Company which engaged him or her as reasonably may be necessary to protect, maintain and enforce the Company Intellectual Property and Owned Software.

(g) None of the Intellectual Property and Owned Software was developed under a grant from any Governmental Entity.
(h) Except as set forth in Section 3.15(h) of the Disclosure Schedule, to the Knowledge of the Company, the conduct of the business of the Company does not infringe upon any intellectual property of any third party and no third party is infringing upon any Intellectual Property or Owned Software, and no such claims have been made against a third party by the Company. There are no related claims or suits pending nor, to the Knowledge of the Company, threatened and the Company has not received any written notice of a third party claim or suit: (i) alleging that the Company’s activities or the conduct of its businesses infringes upon or constitutes the unauthorized use of the intellectual property of any third party or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property or Owned Software.
(i) Other than the Licenses, there are no settlements, consents, judgments, Injunctions, or orders or other agreements which restrict the rights of the Company to use any Intellectual Property or Owned Software that is material to the business of the Company or which restrict the business of the Company in order to accommodate a third party’s intellectual property rights.
(j) Except as set forth in Section 3.15(j) of the Disclosure Schedule, the consummation of the Sale Transaction will not result in the loss or impairment of the Company’s right to own or use any Intellectual Property or the Company Software that is material to the business of the Company, nor will it require the Consent of any Governmental Entity or third party in respect thereto (other than filings with United States and foreign intellectual property agencies).
3.16 Insurance. The Company carries insurance on its properties, assets, businesses and personnel (on commercially reasonable terms and subject to reasonable deductibles), which it believes to be sufficient and adequate for the businesses in which the Company is engaged in amounts customary for companies similarly situated. Section 3.16(a) of the Disclosure Schedule lists all insurance policies currently maintained by or on behalf of the Company and includes, for each such policy, the name of the carrier, the policy number, the policy period, the basic coverage afforded and the amount of coverage. Except as otherwise noted in Section 3.16(b) of the Disclosure Schedule, all such insurance policies are in full force and effect without interruption until the Closing, and the Company has paid all premiums due thereon with respect to all periods up to and including the Closing (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date). The Company has not received any written notice from any insurance carrier that: (i) the Company is in default under the applicable policy, (ii) such insurance carrier intends to terminate or cancel, or intends not to renew, such insurance, or (iii) a claim has been disallowed.
3.17 Environmental Matters. Except as disclosed in Section 3.17 of the Disclosure Schedule:
(a) No Hazardous Materials have been generated, transported, used, disposed, stored or treated by the Company.
(b) No Hazardous Materials have been released, discharged, disposed, transported, placed or otherwise caused to enter the soil or water in, under or upon any real property owned, leased or operated by the Company.

(c) The Company and the operation of its business are, and have been since the Company’s formation, in compliance with all applicable Environmental Laws.
(d) There is no suit, claim, action, or proceeding pending or, to the Knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company has been or, to the Knowledge of the Company, with respect to threatened proceedings, may be, named as a defendant or a potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material in violation of applicable law, whether or not occurring at, on, under, or involving a site owned, leased, or operated by the Company. Except as disclosed in Section 3.17 of the Disclosure Schedule, no written notice, notification, demand, request for information, citation, summons, or order has been received, no complaint has been filed, no penalty has been assessed and, to the Knowledge of the Company, no investigation or review is pending or is threatened by any Governmental Entity or other Person relating to or arising out of any Environmental Law.
3.18 Labor and Employment Matters.
(a) Except as set forth in Section 3.18 of the Disclosure Schedule, (i) the Company is not a party to, or bound by, any collective bargaining agreement, contract, or other agreement or understanding with any labor union or labor organization, or work rules and practices agreed to with any labor union or labor organization applicable to employees of the Company, (ii) none of the employees of the Company is represented by any labor union or labor organization, and the Company has no Knowledge of any union organizing activities among any such employees, (iii) there are no labor strikes, slowdowns, work stoppages, lockouts, or other labor disputes pending or threatened against, affecting, or otherwise involving the Company, and there has not been any such action experienced in the past, (iv) there are no actions, suits, claims, or proceedings pending or, to the Knowledge of the Company, threatened asserting that the Company has committed an unfair labor practice, and there are no such charges or complaints against the Company before the National Labor Relations Board or any similar state or foreign agency, nor is there any action, suit, claim, or proceeding pending or, to the Knowledge of the Company, threatened seeking any of them to bargain with any labor union or organization, (v) the Company is in compliance in all material respects with its obligations under all applicable Laws and orders, judgments, and writs, of Governmental Entities governing its employment practices, including, without limitation, Laws relating to wages, hours, and equal opportunity, collective bargaining, workers’ compensation insurance and the payment of social security and other taxes, and (vi) the Company is not a party to, nor, to the Knowledge of the Company, has the Company been threatened with, any material employment related dispute, arbitration, action, suit, claim, or proceeding against the Company.
(b) The Company has furnished to the Purchaser all written personnel policies, rules, and procedures applicable to the Company’s employees and independent contractors.
3.19 No Brokers or Finders. Except for Stifel, Nicolaus & Co., Inc. or any of its Affiliates, neither the Company, nor any of the directors, managers, officers, employees, agents, or representatives of the Company, has employed any agent, broker, finder, investment banker, or other intermediary or person, or incurred any liability for any financial advisory services, brokerage fees, commissions, or finder’s fees, and no person has acted directly or indirectly for any of them in connection with this Agreement or the transactions contemplated hereby.
3.20 Records. The Company has made available to the Purchaser copies of all of the organizational documents and minute books of the Company and any committee of the Board through the date hereof and such copies are complete and correct in all material respects.

3.21 Affiliate Transactions. Except as set forth in Section 3.21 of the Disclosure Schedule, no contracts or agreements have been entered into since January 1, 2010 between the Company, on the one hand, and any Affiliate of the Company or any director, officer or employee (other than in his or her capacity as an employee) of the Company or its Affiliates, on the other hand. All outstanding debts of the Company to any of its equity holders, members, or its Affiliates were incurred in return for fair and adequate consideration paid or delivered by them in cash or other property. All debts of any equity holder, member, officer, director, or Affiliate of the Company owed to the Company are reflected in the Company’s Financial Statements.
3.22 Derivative Contracts. The Company is not a party to, nor has it agreed to enter into, any swap, forward future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its current balance sheet which is a financial derivative contract (including various combinations thereof).
3.23 Foreign Corrupt Practices Act. The Company (including its directors, agents, distributors, employees or other Persons authorized to act on its behalf) has not, directly or indirectly, taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Law applicable to the Company (as in effect at the time of such action), and, to the Knowledge of the Company, none of such Persons has (a) made political contributions, (b) made or authorized any payment to foreign or domestic government officials or employees in their individual capacities for the purpose of affecting their action or the action of the Governmental Entity they represent to obtain special concessions, or (c) made or authorized any bribe, rebate, payoff, influence payment, kickback or other similar payment, directly or indirectly, to obtain or retain business, in each case to the extent related to the Company’s business and in each case, that is unlawful.
3.24 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
3.25 Material Adverse Effect. There does not exist any change or effect which individually, or any series of changes or effects which in the aggregate, constitutes a Material Adverse Effect on the Company.
3.26 Representations Regarding Servicing Business. The Company has not, since its formation, (a) been an Originator or (b) owned any Mortgage Loans. The Company has been since its inception in material compliance with all Applicable Requirements. No Investor has given written notice to the Company or, to the Knowledge of the Company, has provided notice in any other manner, that such Investor has terminated or intends to terminate its servicing agreement with the Company for poor performance, poor loan quality or concern with respect to the Company’s compliance with Laws or that the Company is in material default with respect to any Applicable Requirements. Except as set forth in Section 3.26 of the Disclosure Schedule, the Company has engaged no Subservicers in the servicing of any Mortgage Loans.

ARTICLE IV
Representations and Warranties of the Purchaser
The Purchaser hereby represents and warrants to the Sellers and the Company as follows:
4.1 Organization, Standing, and Power. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland, and has the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. The Purchaser is duly qualified or licensed to do business as a foreign corporation, and is in active status in the State of Florida.
4.2 Authority and Validity of Agreement. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and each of the Related Documents to which it is a party, to carry out and perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by the Purchaser of this Agreement and the Related Documents to which it is a party and the consummation by the Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Purchaser. This Agreement and the Related Documents to which it is a party have been duly executed and delivered on behalf of the Purchaser and, assuming due authorization, execution, and delivery by the Sellers and the Company, each constitutes a legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their terms (except to the extent as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights and remedies generally, and that the availability of the equitable remedy of general specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought).
4.3 No Conflicts; Required Consents.
(a) Except as set forth in Schedule 4.3, neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby, nor compliance by the Purchaser with any of the terms or provisions herein or therein, will (i) conflict with or violate any provision of the articles of incorporation or bylaws of the Purchaser, or (ii) violate, conflict with, constitute or result in a breach of any term, condition, or provision of, or constitute a default (with or without notice or the lapse of time, or both) under, or give rise to any right of termination, cancellation, or acceleration of any obligation or the loss of any benefit under, or require a Consent pursuant to, or result in the creation of any Lien upon any material assets or properties of the Purchaser pursuant to, any of the terms, provisions, or conditions of any material loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, agreement, contract, lease, Permit, concession, franchise, plan, or other instrument or obligation to which the Purchaser is a party, or by which any of its material properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, creation of Liens, or failure to obtain a Consents which are not reasonably likely in the aggregate, to have a Material Adverse Effect on the Purchaser, or (iii) conflict with or violate any judgment, order, writ, Injunction, decree, or Law applicable to the Purchaser or any of its properties or assets which in the aggregate would have a Material Adverse Effect on the Purchaser.
(b) Neither the execution and delivery by the Purchaser of this Agreement or any of the Related Documents to which it is a party, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby will require, on the part of the Purchaser, any notice to, registration, declaration, or filing with, order, authorization, or Permit of, exemption or waiver by, or Consent of, or any action by any Government Entity.
4.4 Litigation. There are no claims, actions, suits, proceedings, or governmental investigations pending or, to the Knowledge of the Purchaser, threatened to be brought before any Governmental Entity against the Purchaser or any of its Affiliates that (a) seeks to question, delay, or prevent the consummation of the transactions contemplated by this Agreement, or (b) would be reasonably likely to materially threaten, impede, impair, or adversely affect the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

4.5 No Brokers or Finders. Neither the Purchaser nor any of its directors, officers, employees, agents, or representatives has employed any agent, broker, finder, investment banker or other intermediary or person, or incurred any liability for any financial advisory services, brokerage fees, commissions, or finder’s fees, and no person has acted directly or indirectly for the Purchaser in connection with this Agreement, or the transactions contemplated hereby.
4.6 Investment Representation and Intention. The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act, and the Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Acquired Interests. The Purchaser is acquiring the Acquired Interests solely for its own account, for investment purposes only, and not with a view to the disposition of any part thereof within the meaning of Section 2(a)(11) of the Securities Act. The Purchaser acknowledges and agrees that the Shares may not be sold or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from registration available under the Securities Act. The Purchaser understands that the offer and sale by the Sellers of the Acquired Interests being acquired by the Purchaser hereunder has not been registered under the Securities Act by reason of its contemplated issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act, and that the reliance of the Sellers on such exemptions from registration is predicated, in part, on the foregoing representations of the Purchaser.
ARTICLE V
Conduct of Business Prior to the Closing
5.1 Conduct of Business. From the date hereof through the Closing Date, the Company agrees, and the Sellers agree to cause the Company to: (a) conduct the Company’s operations only in the usual, regular and ordinary course, consistent with past practice, and (b) use their commercially reasonable best efforts to preserve the Company’s relationships with its current customers, suppliers and vendors, and (c) use commercially reasonable efforts to preserve the business and personnel of the Company in a form substantially similar to that in existence as of the date of this Agreement.
5.2 Forbearance.
(a) Except for the transactions with the Purchaser and any actions taken by the Sellers or the Company under Article VI hereof, during the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, the Company covenants and agrees that it will not take, and the Sellers agree that they will not cause the Company to take, any of the following actions without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and which consent shall be sought and obtained in accordance with the procedures set forth in Section 5.2(b), below:
(i) amend its Organizational Documents;
(ii) purchase, redeem, or otherwise acquire or exchange, directly or indirectly, any equity or other ownership interests in, or any securities convertible into any equity securities, of the capital of the Company or enter into an agreement or instrument which provides for the right to acquire such interest; or make, declare, set aside, or pay any dividend or make any other distribution payable in cash, stock or property in respect of the equity or other ownership interest in the Company;

(iii) issue, sell, transfer, pledge, dispose of, or encumber or authorize the issuance of, enter into any contract, agreement, or other, commitment or other instrument to issue, sell, transfer, pledge, dispose of or encumber, or authorize the issuance of, or otherwise permit to become outstanding any additional equity or other ownership interests in, the Company (or permit the exercise of any option, warrant, or other right requiring the issuance of any securities by the Company), or any equity appreciation rights, or any option, warrant, conversion, or other right to acquire any such equity interests, or any security convertible into any such equity interests, or otherwise make or permit to be made a change in the equity ownership of the Company;
(iv) authorize the reclassification or the issuance of any securities in respect of or in substitution for any equity interests of the Company;
(v) sell, lease, sublease, license, mortgage, pledge, transfer, or otherwise dispose of or encumber any property or asset of, or incur or modify any indebtedness or other liability of, the Company, other than in the ordinary course of business consistent with past practice or in connection with indebtedness or other obligations existing on the date hereof;
(vi) purchase, acquire, or agree to purchase or acquire, by or on behalf of the Company, any securities of or make or agree to make any material investment, either by purchase of stock or securities, contributions to capital, assets transfers, or purchase of any assets or property in, any Person or other business organization or division, or otherwise acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets), directly or indirectly, a material equity interest in any Person or other business organization or division thereof;
(vii) change the compensation or benefits payable or to become payable to any of the executive officers, managers, or directors of the Company (other than increases in the ordinary course of business consistent with past practice or as may be required under existing agreements), or enter into or amend in any material respect any Benefit Plan;
(viii) pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing Benefit Plan, agreement or arrangement to any officer, manager, director, employee or affiliate or pay or make any arrangement for payment to any officers, managers, directors, employees or Affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice;
(ix) (A) enter into or amend any employment agreement, contract, or other instrument between the Company and any Person providing services to the Company (unless such amendment is required by Law) that the Purchaser will not have the unconditional right to terminate without liability (other than liability for services already rendered) at any time on or after the Closing, or (B) adopt or grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any of the managers, directors, officers or employees of the Company, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing (other than any amendment or change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the Tax qualified status of any such plan), except, in the case of both clauses (A) and (B) above, that any such actions may be taken so long as such actions (x) are taken in the ordinary course of the Company’s business, consistent with past practice, and (y) do not result in expenditures by the Company in an amount in excess of $25,000 (on an individual basis) or $100,000 (on an aggregate basis when combined with any other actions taken under this subsection (ix));

(x) commence any material action, suit, proceeding, or litigation or settle any action, suit, proceeding, or litigation involving any liability of the Company for money damages or restrictions upon the operations of the Company, except that any of the foregoing actions may be taken so long as such actions (A) are taken in the ordinary course of the Company’s business, consistent with past practice, and (B) do not result in expenditures by the Company in an amount in excess of $25,000 (on an individual basis) or $100,000 (on an aggregate basis when combined with any other actions taken under this subsection (x));
(xi) modify, amend or terminate, in any material respect, any of the Material Contracts, including, without limitation, any payment terms, or enter into any contract or commitment that would be deemed a Material Contract if entered into as of the date of this Agreement, and the Company shall not waive, release or assign any material rights or claims under any of the Material Contracts;
(xii) permit to be cancelled or terminated without notice to the Purchaser any material insurance policy naming it as a beneficiary or a loss payee;
(xiii) incur, become liable for, or assume any liabilities, obligations, or indebtedness for borrowed money or guarantee any such liability, obligations, or indebtedness other than in the ordinary course of business or in connection with indebtedness or other obligations existing on the date hereof;
(xiv) (A) change any of the accounting methods used by it in the preparation of its Financial Statements described in Section 3.6(a) hereof, except for such changes required by GAAP or (B) make any Tax election or change any Tax election already made, adopt any Tax accounting method, change any Tax accounting method, enter into any closing agreement or settle any material claim or material assessment relating to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;
(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xvi) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets which are material to the Company, except for sales, leases, licenses or encumbrances of its properties or assets in the ordinary course of business consistent with past practice or in connection with indebtedness or other obligations existing on the date hereof; or
(xvii) agree to, or make any commitment to, or enter into any agreement, contract, commitment or arrangement to, take any of the actions prohibited under this Section 5.2(a), or authorize, recommend, propose in writing or announce an intention to take any of the actions prohibited under this Section 5.2(a).
Notwithstanding the foregoing, for the avoidance of doubt, nothing in this Article V shall prevent or preclude the Company from taking any actions required under any agreements pursuant to which the Company services or provides administrative services with respect to Mortgage Loans.

(b) The Sellers and the Company shall follow the procedures set forth in this Section 5.2(b) in seeking any consent of the Purchaser that is required to be obtained under Section 5.2(a) above. Substantially simultaneous with any request for the consent of the Purchaser with respect to any such action (each, a “Consent Request”), the Sellers or the Company shall furnish the Purchaser with any information and documentation reasonably necessary in order for the Purchaser to make an informed decision in determining whether or not to consent to the particular action, consistent with information provided to the Company’s Board with respect to such action (such date on which the Purchaser receives notice of the Consent Request is referred to herein as the “Consent Request Date”). For a period of three (3) Business Days following the Consent Request Date (such period, the “Consent Period”), the Company shall afford, and the Sellers shall cause the Company to afford, the Purchaser with reasonable access to management of the Company and to such other information concerning the Company and its business as the Purchaser may reasonably request in connection with the particular Consent Request. The Purchaser’s President and Chief Operating Officer or his authorized designee (which designee shall be designated in writing by the Purchaser’s President and Chief Operating Officer), or such other officer of the Purchaser as shall be designated by the Purchaser’s board of directors, shall then provide, on behalf of the Purchaser, written notice of the Purchaser’s determination to grant or withhold its consent (which consent shall not be unreasonably withheld, conditioned or delayed) to the Company and Marathon; provided, however, that in the event that the Purchaser does not provide such notice to the Company and Marathon prior to the close of business on the last day of the Consent Period, then the Purchaser’s consent to such action shall be deemed to have been given.
5.3 Filings and Reports to Governmental Entities. The Company shall file, and the Sellers shall cause the Company to file, all reports required to be filed by the Company with Governmental Entities between the date of this Agreement and the Closing. Any such reports shall be prepared in accordance with the Laws applicable to such reports. If practicable, the Company shall furnish the Purchaser with a copy of any such report prior to filing such report with the applicable Governmental Entity; otherwise, the Company shall furnish the Purchaser with a copy of such report reasonably promptly after the filing thereof.
ARTICLE VI
Additional Agreements
6.1 Access to Information; Confidentiality.
(a) From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Article VIII hereof, the Company shall afford, and the Sellers shall cause the Company to afford, the Purchaser, its counsel, financial advisors, and other representatives with: (a) reasonable access, during normal business hours, to all of the properties, books, agreements, contracts, commitments, records, officers, employees, and independent auditors, and all other interests concerning the Company and its business, assets, property or condition (financial or otherwise), (b) such financial and operating data and other information with respect to the Company as the Purchaser may reasonably request, (c) a copy of all filings made with any Governmental Entities or in connection with the transactions contemplated by this Agreement and the Related Documents and all written communications received from such Governmental Entities related thereto, and (d) all other information concerning its business, properties, and personnel as the Purchaser may reasonably request. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Article VIII hereof, the Company shall furnish to the Purchaser unaudited financial reports for each monthly period occurring subsequent to May 31, 2010, prepared in the ordinary course of the Company’s business, and which reports shall be substantially in the form of, and prepared substantially in the same manner as, such reports that the Company has furnished to the Purchaser with respect to previous monthly periods, together with all customary and routine management and statistical information as the Purchaser reasonably may request.

(b) Except as otherwise agreed to in writing by the other parties thereto, the Purchaser, the Company, the Sellers and their respective Affiliates, directors, officers, employees, agents, counsel, and representatives will be bound by, and all information received with respect to this Agreement by the Parties shall be subject to, the confidentiality provisions set forth in each of that certain letter agreement dated January 30, 2010, by and between the Purchaser and the Company, and that certain letter agreement, dated as of the date hereof, by and among the Purchaser and the Sellers.
6.2 No Solicitation. Except as contemplated by this Agreement or as specifically consented to in writing by the Purchaser, from the date thereof until the earlier of termination of this Agreement in accordance with Article VIII hereof or the Closing Date, neither the Sellers nor the Company shall, and none of them shall permit, any of their Affiliates or any of the officers, managers, directors, employees, representatives or agents of any of the Sellers or the Company, or such Affiliates, directly or indirectly, to solicit, initiate or participate in any way in discussions or negotiations with, or provide any information or assistance to, or enter into any agreement with, any Person or group of Persons (other than Purchaser) concerning any Acquisition Proposal or assist or participate in, facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing. The Sellers and the Company shall promptly communicate to the Purchaser the terms of any Acquisition Proposal which it or any such other Person may receive. The Sellers and the Company shall cease, and shall cause their agents, representatives, and any Affiliates thereof, to cease immediately and cause to be terminated immediately any existing activities, discussions, or negotiations with any person conducted heretofore with respect to any of the foregoing.
6.3 Consents and Approvals.
(a) The Purchaser, the Sellers, and the Company shall use their reasonable efforts to comply promptly with all legal requirements which may be imposed on them with respect to this Agreement, the Related Documents, and the transactions contemplated hereby and thereby (which actions shall include, without limitation, furnishing all information reasonably required under and in connection with approvals of or filings with any Governmental Entity) and shall promptly cooperate with and furnish information to each other or their counsel in connection with any such requirements imposed upon any of them in connection with this Agreement and the Sale Transaction or the Related Documents.
(b) The Purchaser and the Company each shall use their commercially reasonable efforts to obtain (and the Sellers shall cooperate with the Purchaser and the Company in their efforts to obtain) any Consents from any Governmental Entity or other public or private third party required to be obtained or made in connection with the Sale Transaction or the taking of any other action contemplated by this Agreement or the Related Documents. Without limiting the generality of the foregoing, the Purchaser and the Company shall supply any notices to, and obtain any approvals from, any Governmental Entity, including any licensing authority, that may be necessitated by a change of control of the Company. No Party shall take any action after the date hereof that would materially delay the obtaining of, or result in not obtaining, any Consent from any Governmental Entity necessary to be obtained prior to Closing.

(c) Prior to the earlier of the termination of this Agreement in accordance with Article VIII hereof or Closing, each Party hereto shall promptly consult with the other Parties hereto with respect to, provide any necessary information with respect to, and provide the other Party (or its counsel) with copies of, all filings made by such Parties with any Governmental Entity or any other information supplied by such Party to a Governmental Entity in connection with this Agreement and the Sale Transaction. Each Party shall promptly inform the other Parties of any material communication, written or oral, from any Governmental Entity regarding the Sale Transaction, unless otherwise prohibited by Law. If any Party hereto or Affiliate thereof, as their representative, receives a request from any such Governmental Entity for additional information or documentary material with respect to the Sale Transaction, then such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.
(d) Each of Parties hereto shall use their reasonable efforts to take, or cause to be taken, all actions, and to do or cause to be done, all things reasonably necessary and advisable under applicable Laws to consummate and make effective the Sale Transaction, as promptly as practicable after the date of this Agreement, including, but not limited to: (i) the use of their respective reasonable best efforts to lift or rescind any judgment, order, writ, injunction, or decree adversely affecting the ability of the Parties to consummate the transactions contemplated hereby, (ii) to cause to be satisfied the conditions referenced in Article VII of this Agreement, and (iii) all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the Sale Transaction.
6.4 Further Assurances. On or after the Closing Date, each of the Parties shall execute, and shall cause their respective Affiliates to execute, such reasonable documents, instruments and conveyances, and take, and use their commercially reasonable best efforts to cause their respective Affiliates to take, such further reasonable actions as may be reasonably required or desirable to carry out the transactions contemplated by this Agreement and the Related Documents. From and after the Closing Date, any notice or inquiries regarding the Company or its business that are received by the Sellers or the Company will be promptly forwarded or referred to the Purchaser.
6.5 Notification of Certain Matters.
(a) The Sellers and the Company shall give prompt notice in writing to the Purchaser of: (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be reasonably likely to cause any condition set forth in Article VII to not be satisfied at any time from the date hereof, (ii) the existence of any state of facts that would be reasonably likely to have a Material Adverse Effect on the Company, and (iii) any failure of the Sellers or the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or which is or may constitute a breach of any of the representations, warranties, or covenants of the Sellers or the Company herein.
(b) The Purchaser shall give prompt notice in writing to the Sellers and the Company of: (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be reasonably likely to cause any condition set forth in Article VII to not be satisfied at any time from the date hereof, (ii) the existence of any state of facts that would be reasonably likely to have a Material Adverse Effect on the Purchaser, and (iii) any failure of the Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or which is or may constitute a breach of any of the representations, warranties, or covenants of the Purchaser herein.
6.6 Trading Prohibitions. Each of the Seller and the Company hereby acknowledges that as a result of disclosures by the Purchaser to each of them as contemplated by or made in connection with this Agreement, the Seller and the Company and their respective Affiliates may, from time to time, have material, non-public information concerning the Purchaser. Each of the Seller and the Company confirms that it and its respective Affiliates are aware, and that it has advised its representatives that (a) the United States securities Laws may prohibit a person who has material, non-public information from purchasing or selling securities of any company to which such information relates, and (b) material, non-public information concerning the parties hereto may not be communicated to any other person except as specifically permitted herein.

6.7 Publicity. The Parties agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated by, or the specific terms of, this Agreement shall be issued by any Party or any of their respective Affiliates or representatives without the prior consent of the other Parties (which consent shall not be unreasonably withheld), except for such releases or announcements as may be required by applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.
6.8 Employment Matters.
(a) Employees. As of the Closing Date, the Purchaser shall cause the Company to employ, on terms substantially similar to those in effect as of the Closing Date, all of the Company’s employees who are actively employed by the Company (including individuals on vacation, holiday, jury duty or other similar short-term absence) immediately prior to the Closing Date (such employees, collectively, the “Company Employees” and each, a “Company Employee”). The Purchaser shall cause the Company to offer re-instatement, recall or employment as a successor employer, to each Company Employee identified on Schedule 6.8(a) who is on a leave of absence or layoff or otherwise is not actively employed immediately prior to the Closing Date and who has a right of re-instatement, recall or employment per Company policy or applicable Law, in each case promptly upon his or her return from any leave or other absence. Subject to Section 6.8(d) hereof, from and after the Closing Date, the Purchaser shall, and shall cause the Company to, honor, in accordance with its terms, (x) any existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company and any Company Employee, (y) all obligations and/or accrued benefits under any employee benefit plan, policy, program or arrangement of the Company or any of its Affiliates, and (z) all obligations and/or accrued benefits under all plans, programs or agreements of the Company or its Affiliates that provide for bonuses, deferred compensation or supplemental benefits, until such time as the Company Employees shall be placed on plans covering the foregoing as designated by the Purchaser.
(b) Employee Compensation and Benefits. As of the Closing Date, the Purchaser shall, or shall cause the Company to, provide compensation (including salary, bonus, commissions, and other incentives) to each Company Employee that is no less than the levels of such compensation provided or made available by the Company for each such Company Employee immediately prior to the Closing Date. As of the Closing Date, the Purchaser shall, or shall cause the Company to, credit each Company Employee with full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans) for such Company Employee’s service with the Company under any and all employee compensation and incentive plans, and under any and all benefit plans, programs, policies and arrangements (including vacation, sick leave, severance and leave of absence policies), maintained for the benefit of Company Employees as of and after the Closing Date by the Purchaser (each, a “Parent Plan”).
(c) Management Bonuses. The Purchaser shall cause the Company to assume and honor, to the extent accrued in the Company’s Financial Statements, the annual incentive bonus obligations for the period from January 1, 2010 through the Closing Date, to each of the employees of the Company set forth on, and in the manner described in, Schedule 6.8(c) attached hereto.

(d) Employment “At Will.” Notwithstanding any interpretation of the foregoing subsections (a) through (c) to the contrary, neither the Purchaser nor the Company guarantees, nor shall any of the foregoing subsections be deemed a guarantee, nor may any Person, including without limitation Company Employees rely upon the foregoing as a guarantee, implied or otherwise, of continued (i) employment with the Company, which employment shall be “at will,” or (ii) continued pay level, job title, duties or responsibilities, benefits or other compensation of any kind beyond the Closing Date.
6.9 Equity/Liability Cancellation. The Company has entered into the agreements listed in Schedule 6.9 attached hereto. The Sellers will fund and cause the Company to pay the amounts set forth in such agreements prior to Closing.
6.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, and other such Taxes, and all conveyance fees, recording charges, and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Purchaser when due, and the Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees, and charges, and, if required by applicable law, the Sellers will join in the execution of any such Tax Returns and other documentation.
6.11 Lease Deposit. Pursuant to the terms of the lease on the Company’s office space in Phoenix, Arizona (the “Lease”), the Company has paid to the lessor under the Lease (the “Landlord”) a security deposit of $600,000 (such amount, the “Lease Deposit”). If the Company elects to extend or renew the Lease (or permits the Lease to be extended or renewed by its express terms, or elects to holdover without extending or renewing the Lease) beyond the current Lease term, which expires on October 13, 2012 (such date, without giving effect to any renewal or extension, whether automatic or otherwise, the “Lease Expiration Date”), then, within forty-five (45) days after the Lease Expiration Date, the Company shall (and the Purchaser shall cause the Company to) pay to the Sellers an amount equal to the Lease Deposit minus $200,000 (or $400,000). If the Company does not elect to extend or renew the Lease (or permit the Lease to be extended or renewed) beyond the Expiration Date, then, within the earlier of (a) five (5) days after the Landlord’s return of the Net Lease Deposit to the Company (or such other Person who is entitled to receive such funds under the Lease) and (b) sixty (60) days after the Lease Expiration Date (if the Landlord has not returned the Net Lease Deposit by such time), then the Company shall (and the Purchaser shall cause the Company to) pay to the Sellers an amount equal to the Lease Deposit minus $200,000 (or $400,000), provided, however, that in the case of clause (a), if the Net Lease Deposit received by the Company is less than $200,000, then the Sellers shall be responsible for (and the Company shall be entitled to withhold from the $400,000 payment otherwise due to the Sellers under this Section 6.11), the lesser of (i) $20,000 and (ii) fifty percent (50%) of the portion of the Net Lease Deposit in excess of $200,000 that is retained by the Landlord for damages, so long as the Company presents the Sellers with reasonable evidence that the Landlord has retained not less than such additional amount.
6.12 Servicing Advances.
(a) Marathon or its Affiliates have extended to the Company two servicing advance lines of credit (collectively, the “Servicing Advance Line”) on Encumbered Assets. From and after the Closing Date, the Purchaser shall cause the Company to continue to apply reimbursements of Encumbered Assets to the Servicing Advance Line in accordance with the terms thereof, as the same may be amended from time to time. From and after the date of this Agreement, Marathon and its Affiliates shall lend monies under the Servicing Advance Line in accordance with the terms thereof, as the same may be amended from time.

(b) Within three (3) Business Days of the Company’s receipt of a payment in respect of a Servicing Advance (other than a Third Party Servicing Advance) that does not relate to an Encumbered Asset (“Unencumbered Advances”), the Purchaser shall pay such amounts to the Sellers. Payments of Servicing Advances with respect to each individual loan shall be made on a “first in, first out” basis to the Sellers for all Servicing Advances until the Sellers have been reimbursed in full for all Servicing Advances that were outstanding as of the Closing Date; provided, however, that nothing herein shall require the Company to breach any obligation to remit payment to a Person who is owed a Third Party Servicing Advance. By way of example, if the Company has an outstanding Servicing Advance on a Mortgage Loan prior to the Closing Date and incurs another Servicing Advance on the same Mortgage Loan after the Closing Date, upon receipt of monies to reimburse a portion of the Servicing Advances for such Mortgage Loan (whether by collection from the related mortgagor, liquidation of the Mortgage Loan, determination of non-recoverability or otherwise), the Sellers shall be paid all such monies until the Servicing Advances for the Mortgage Loan outstanding prior to the Closing Date have been reimbursed in full.
(c) Marathon acknowledges and agrees that the Sale Transaction will not constitute a material breach of a covenant or otherwise constitute an “Event of Default” under the Servicing Advance Line, as amended as of the Closing Date.
6.13 Ongoing Strategic Relationship. Marathon and the Company shall participate in a strategic relationship for a period of three (3) years following the Closing Date. This strategic relationship shall include the following, amongst other cooperative efforts that may be mutually agreed upon by Marathon and the Company:
(a) Advisory Council. Marathon and the Company shall establish an advisory council that would meet, at a minimum, on a quarterly basis for the purpose of fostering an ongoing strategic relationship between Marathon, the Company and the Purchaser (the “Advisory Council”). The Advisory Council shall consist of a total of six (6) members, four (4) of which shall be appointed by the Purchaser and two (2) of which shall be appointed by Marathon, or such other number of members as may be mutually agreed by the Purchaser and Marathon from time to time. In the event that after December 31, 2011, the sum of the aggregate value of the unpaid principal balance of all Mortgage Loans plus the aggregate value of the unpaid principal balance of all real estate owned properties (as determined as of the date of foreclosure of the related Mortgage Loan), in each case to the extent the related Mortgage Loan or real estate owned property is owned by Marathon or an Affiliate or serviced pursuant to the BSSP Transaction, is less than $100 million, then Marathon’s position on the Advisory Council shall be reduced to one (1) member until the occurrence of the earlier of (i) the satisfaction of the aforementioned dollar threshold (in which case, Marathon’s position on the Advisory Council shall revert to two (2) members) or (ii) the expiration of the three-year term of the Advisory Council. For purposes of clarification, the Advisory Council shall have no control over the Company’s operations, nor shall the Advisory Council or any member thereof (solely in its capacity as a member of the Advisory Council) have any fiduciary duties or other obligations or liabilities with respect to the Company.
(b) Servicing Relationship. For so long as Marathon and its Affiliates offer Mortgage Loans to the Company on an exclusive basis as provided in Section 6.13(c) hereof, but, in any event for a period of not less than three (3) years following the Closing Date, the Company shall, and the Purchaser agrees to cause the Company to, offer to service Mortgage Loans owned or held by Marathon or its Affiliates on the most favorable terms and conditions, including, without limitation, with respect to pricing, services provided and employees dedicated per client, that the Company is offering or extending to its other customers, clients, counterparties or investors (collectively, “Other Customers” and each, an “Other Customer”) at the time that Marathon or its Affiliates offer such Mortgage Loans to the Company. For purposes of clarification, this best execution market pricing shall not apply to any servicing contracts between Marathon (or its Affiliates) and the Company as of the Closing Date, nor shall best execution market pricing be applied retroactively to any future servicing contracts between Marathon and its Affiliates and the Company once pricing has been established on a contract by contract basis. The Parties agree that in comparing terms and conditions with third party customers, the terms and conditions will be considered in the aggregate and will include such factors as the composition of the portfolio and the servicing requirements of the respective servicing agreements.

(c) Exclusivity. For a period of three (3) years following the Closing Date, Marathon or its Affiliates, as applicable, shall agree to exclusively utilize the Company to service any Servicing-Controlled Mortgage Loans for which the Company has the facilities, procedures and experienced personnel necessary for the sound servicing of mortgage loans of the same type as such Servicing-Controlled Mortgage Loans, for so long as (i) no “Event of Default” (or similar term or event) or any event that, with the giving of notice or the passage of time or both, would constitute an “Event of Default,” or breach of any material covenant, has occurred and remains uncured beyond any contractual cure period under any of the Company’s servicing agreements with Marathon or its Affiliates or under any servicing agreements in connection with BSSP Transaction, and (ii) the Company is providing Marathon or its Affiliates with best execution market pricing (as described in Section 6.13(b)). Marathon shall, and shall cause any Affiliates over which Marathon exercises control to, comply with this Section 6.13(c) in good faith and shall not undertake any unusual or extraordinary actions in order to avoid compliance with this Section, provided, however, that this Section 6.13(c) shall in no event require Marathon and/or its Affiliates, as applicable, to take any actions to increase the amount of business placed with the Company under this Section 6.13(c).
(d) Use of “Marix Servicing” Name. The Company, or any successor to the business of the Company, shall operate under the name “Marix Servicing” for, at a minimum, a period of three (3) years following the Closing Date.
6.14 Other Actions. No Party shall take any action, except in every case as may be required by applicable Law, that would reasonably be likely to result in: (a) any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect, (c) any of the conditions set forth in this Agreement not being satisfied in any material respect or in a material violation of any provision of this Agreement, or (d) materially and adversely affecting the ability of any of them to obtain any of the Consents or Permits from any Governmental Entities.
6.15 Indemnification.
(a) Indemnification by Sellers. Subject in all respect to the provisions of this Section 6.15, the Sellers, severally and not jointly, shall indemnify, defend, and hold harmless the Purchaser and each of its Affiliates, officers, managers, directors, employees, agents, and representatives (each, a “Purchaser Indemnitee”) after the Closing Date from and against, and shall reimburse each Purchaser Indemnitee for all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including, without limitation, interest, penalties, court costs and reasonable attorneys’ fees and expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ and accountants’ fees) (a “Loss” or “Losses”) imposed upon or incurred by such Purchaser Indemnitee, directly or indirectly arising out of, relating to, or resulting from (i) any misrepresentation or breach of any representation or warranty contained in Article II hereof or in any certificate delivered by the Sellers pursuant to this Agreement, (ii) any breach by the Sellers in any material respect of any covenant or agreement of the Sellers contained in or arising out of this Agreement and (iii) any claims by Stifel, Nicolaus & Co., Inc. pursuant to Section 6.17 hereof for broker fees in connection with its services rendered to the Sellers and/or the Company in connection with this Agreement. For the avoidance of doubt, the Parties acknowledge and agree that the Sellers shall not be in any way liable for any misrepresentation or breach of any representation or warranty contained in Article III hereof or in any certificate delivered by the Company pursuant to this Agreement or for any breach by the Company of any covenant or agreement of the Company contained in or arising out of this Agreement.

(b) Indemnification by Purchaser. Subject in all respect to the provisions of this Section 6.15, the Purchaser shall indemnify, defend, and hold harmless the Sellers and each of their respective Affiliates, officers, managers, directors, employees, agents, and representatives (each, a “Seller Indemnitee”) after the Closing Date from and against, and shall reimburse each Seller Indemnitee for all Losses imposed upon or incurred by such Seller Indemnitee, directly or indirectly arising out of, relating to, or resulting from (i) any misrepresentation or breach of any representation or warranty contained in Article IV hereof or in any certificate delivered by the Purchaser pursuant to this Agreement, and (ii) any breach by the Purchaser in any material respect of any covenant or agreement of the Purchaser contained in or arising out of this Agreement.
(c) Third Party Claims. Promptly after the receipt by any Purchaser Indemnitee or Seller Indemnitee of a notice of any claim, action, suit or proceeding of any third party which is subject to indemnification hereunder, such party (the “Indemnified Party”) shall give written notice of such claim to the party obligated to provide indemnification hereunder (the “Indemnifying Party”), stating the nature and basis of such claim and the amount thereof, to the extent known. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from any liability which it may have on account of this indemnification or otherwise, except to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall be entitled to participate in the defense of and, if it so chooses, to assume the defense of, or otherwise contest, such claim, action, suit or proceeding with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided, however, that in the event of a claim by a taxing authority for which the Sellers may be liable to the Purchaser pursuant to Section 2.6 hereof, then Marathon shall assume the defense of such claim with counsel selected by Marathon. Upon the election by the Indemnifying Party to assume the defense of, or otherwise contest, such claim, action, suit or proceeding, the Indemnifying Party shall not be liable for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, although the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense. Notwithstanding the foregoing, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnifying Party, if and only to the extent that (i) the Indemnifying Party has not employed counsel or counsel reasonably acceptable to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, or (ii) the employment of counsel and the amount reimbursable therefor by the Indemnified Party has been authorized in writing by the Indemnifying Party. The parties shall use commercially reasonable efforts to minimize Losses from claims by third parties and shall act in good faith in responding to, defending against, settling, or otherwise dealing with such claims, notwithstanding any dispute as to liability as between the parties under this Section 6.15. The parties shall also cooperate in any such defense, give each other reasonable access to all information relevant thereto and use commercially reasonable efforts to make employees and other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided in connection therewith. Whether or not the Indemnifying Party shall have assumed the defense, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall be authorized to consent to a settlement of any third party claim, without the prior written consent of any Indemnified Party, provided that (i) the compromise or settlement requires only the payment of cash (the “Settlement Amount”) and (ii) the Indemnified Party is given, before or concurrent with the tender of the Settlement Amount, a full and complete release reasonably satisfactory to the Indemnified Party made by the party(ies) to such litigation or proposed litigation covering all matters subject to such third party claim.

(d) With the exception of (i) damages resulting from the fraud of the Sellers, (ii) damages resulting from breaches by the Sellers of the representations and warranties set forth in Sections 2.1, 2.2, 2.4, 2.5 (including the Sellers’ covenant to pay such broker fees, as provided in Section 6.17 hereof) and 2.6 hereof, and (iii) if applicable, the Seller’s payment of the Adjustment Amount to the Purchaser, any damages owed by the Sellers hereunder shall be capped at the amount of the combined Earn-Out Payments and the Sellers shall have no further liability for such damages hereunder.
6.16. Pre-Closing Tax Periods. The Sellers shall prepare and file all Tax Returns (and other required documents in connection therewith) of the Company required to be filed for all tax periods ending on or prior to the Closing Date. The Sellers shall be responsible for the conduct of all federal, state and local tax examinations relating to the Tax Returns referred to in the preceding sentence. The Purchaser agrees to cooperate, as and to the extent reasonably requested by the Sellers, in connection with the preparation, filing or examination of any such Tax Returns. The Purchaser will, and will cause the Company to, join in the execution of any such Tax Returns. The Purchaser shall promptly furnish the Sellers with copies of all correspondence received from any Taxing authority in connection with any Tax audit or information request with respect to any pre-closing Tax period.
6.17. Payment of Broker Fees. The Sellers shall pay any fees owed to Stifel, Nicolaus & Co., Inc. or any of its Affiliates in connection with the Sale Transaction and this Agreement and the transactions contemplated hereby (which fees, for the avoidance of doubt, may be paid by the Sellers before and/or after the Closing).
6.18 License from High Speed Solutions. The Company shall use its commercially reasonable best efforts to enter into and obtain a perpetual, irrevocable, royalty-free license, in a form reasonably satisfactory to the Purchaser, from High Speed Solutions (“HSS”), pursuant to which following the Closing the Company shall be entitled to continue to utilize any software owned by HSS that is in use by the Company as of the date of this Agreement.
ARTICLE VII
Conditions To Closing
7.1 Conditions to Obligations of the Purchaser. Except as otherwise expressly set forth below, the obligations of the Purchaser to consummate the Sale Transaction and to purchase and pay for the Acquired Interests shall be subject to the satisfaction at or prior to the Closing Date of the following additional conditions, unless waived by the Purchaser in writing pursuant to Section 9.5 hereof:
(a) Sellers’ Representations and Warranties; Sellers’ Covenants. All the representations and warranties of each Seller contained herein which are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and each representation and warranty not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, except that representations and warranties which are, by their express provisions, made as of a specified date shall be true and correct only as of such date, and each and all of the agreements and covenants of each Seller to be performed or complied with pursuant to this Agreement on or before the Closing shall have been complied with or duly performed in all material respects, and the Purchaser shall have received a certificate of each of the Sellers to such effect, signed by each Seller or a duly authorized officer thereof.

(b) Company Representations and Warranties; Company Covenants. All the representations and warranties of the Company contained herein which are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and each representation and warranty not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, except that representations and warranties which are, by their express provisions, made as of a specified date shall be true and correct only as of such date, and each and all of the agreements and covenants of the Company to be performed or complied with pursuant to this Agreement on or before the Closing shall have been complied with or duly performed in all material respects, and the Purchaser shall have received a certificate of the Company to such effect, signed by a duly authorized officer of the Company; provided, however, that notwithstanding the foregoing, in the event that any of the representations and warranties of the Company referenced in clause (i) above are not true and correct (or true and correct in all material respects, as the case may be) as of the Closing, the Purchaser shall be required to consummate the Sale Transaction and to purchase and pay for the Acquired Interests hereunder unless any of such representations and warranties, individually or in the aggregate, are untrue or incorrect in any manner having or resulting in, or that reasonably would be expected to have or result in, a Material Adverse Effect on the Company.
(c) No Litigation. No Governmental Entity of competent jurisdiction shall have issued any injunction, order, decree, ruling, or other legal restraint or prohibition, whether temporary, preliminary, or permanent (an “Injunction”) which is in effect or has the effect of preventing the consummation of the transactions contemplated by this Agreement or any of the Related Documents, nor will there be any action, suit, or proceeding commenced or pending for the purposes of obtaining an Injunction or which (i) seeks to challenge the validity of, or seeks to recover damages or to obtain other relief in connection with, the transactions contemplated by this Agreement or any of the Related Documents or (ii) materially and adversely affects the right of the Purchaser to acquire the Acquired Interests.
(d) Closing Documents. The Sellers shall have delivered to the Purchaser at or prior to the Closing all of the agreements, documents, instruments and certifications required pursuant to Section 1.5(a) of this Agreement.
(e) Required Consents. (i) All of the Consents set forth in Section 3.3(b)(ii) of the Disclosure Schedule shall be obtained and effective as of the Closing Date, and (ii) any material consents of relevant federal and state licensing authorities not set forth in Section 3.3(b)(ii) of the Disclosure Schedule which are required in order for the Company to consummate the Sale Transaction hereunder or operate the Company’s business as conducted on the Closing Date either (A) shall be obtained and effective as of the Closing Date or (B) shall be reasonably likely to be obtained and become effective within forty-five (45) days following the Closing Date. Notwithstanding the foregoing, the Parties acknowledge and agree that the condition to Closing set forth in this Section 7.1(e) shall (x) be satisfied if the aggregate number of loans serviced by the Company in (i) states from which the Company has received (or been deemed to have received) required consents from the relevant licensing authorities plus (ii) states that do not require consent from the relevant licensing authorities comprise greater than ninety-seven percent (97%) of the outstanding number of loans serviced by the Company as of the date hereof and as of the Closing Date; provided, that no one state which fails to provide a required consent represents greater than 1.5% of the outstanding number of loans serviced by the Company as of the date hereof and as of the Closing Date; and (y) not be satisfied if the Company receives notice(s) denying the applications currently pending with the licensing authorities in the States of New York or Washington prior to the Closing Date, it being understood that the Company shall take any required action prior to the Closing Date to modify the pending applications (or the approved license in the event that either license is granted prior to the Closing Date) to reflect the change in control of the Company. The Parties acknowledge and agree that for purposes of the calculation set forth in the preceding sentence, “loans serviced by the Company” shall exclude loans under the Company’s borrower outreach program, currently conducted pursuant to the agreements set forth on Schedule 7.1(e) hereto, as well as loans under any other similar agreements entered into by the Company prior to the Closing under its borrower outreach program.

(f) JPM Arrangement. JPMorgan Mortgage Acquisition Corp. (“JPM”) has not given written notice to the Company, the Sellers or the Purchaser, nor, to the Knowledge of the Company, the Sellers or the Purchaser, has JPM provided notice in any other manner, that JPM has terminated or intends to terminate its servicing agreement with the Company following the Closing Date.
(g) Working Capital Requirements. Any amounts to be paid to the Company pursuant to Section 1.6(b) shall have been paid.
(h) Satisfaction of Agreements. The Company shall have paid all obligations due and payable under the agreements listed in Schedule 6.9.
7.2 Conditions to Obligation of the Sellers. The obligations of each Seller to consummate the transactions contemplated hereby are, at its option, subject to the satisfaction at or prior to the Closing Date of the following conditions, unless waived by the Sellers in writing pursuant to Section 9.5 hereof:
(a) Purchaser Representations and Warranties; Purchaser Covenants. All the representations and warranties of the Purchaser contained herein which are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and each representation and warranty not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, except that representations and warranties which are, by their express provisions, made as of a specified date shall be true and correct only as of such date, and each and all of the agreements and covenants of the Purchaser to be performed or complied with pursuant to this Agreement on or before the Closing shall have been complied with or duly performed in all material respects, and the Sellers shall have received a certificate of the Purchaser to such effect, signed by a duly authorized officer of the Purchaser.
(b) No Litigation. No Governmental Entity of competent jurisdiction shall have issued any Injunction which is in effect or has the effect of preventing the consummation of the transactions contemplated by this Agreement or any of the Related Documents, nor is there any action, suit, or proceeding commenced or pending for the purposes of obtaining an Injunction or which (i) seeks to challenge the validity of, or seeks to recover damages or to obtain other relief in connection with, the transactions contemplated by this Agreement or any of the Related Documents or (ii) materially and adversely affects the right of the Sellers to sell or transfer the Acquired Interests to the Purchaser.
(c) Working Capital Requirements. Any amounts to be paid to the Sellers pursuant to Section 1.6(b) shall have been paid.
ARTICLE VIII
Termination
8.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Sale Transaction abandoned at any time prior to the Closing:
(a) by mutual written consent of Sellers and Purchaser; or

(b) by either the Sellers or the Purchaser, in the event that the Closing shall not have occurred on or prior to December 1, 2010 (the “Outside Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party who is in material breach of any of its representations, warranties, comments or agreements contained in this Agreement or such Party’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in the failure of the Sales Transaction to be consummated on or before such date; or
(c) by either the Sellers or the Purchaser: (i) in the event of an inaccuracy of any representation or warranty of any other Party contained in this Agreement which cannot be or has not been cured within the earlier of thirty (30) days after the giving of written notice of such inaccuracy and which inaccuracy would provide the terminating Party with the ability to refuse to consummate the transactions contemplated by this Agreement under applicable standard set forth in Section 7.2(a) hereof in the case of the Purchaser and Section 7.1(a) hereof in the case of the Sellers (provided that the terminating Party is not then in material breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 7.2(a) hereof in the case of the Purchaser and Section 7.1(a) hereof in the case of the Sellers, or in material breach of any covenant or other agreement contained in this Agreement), or the Outside Termination Date, or (ii) in the event of a material breach by the other Party of any covenant, agreement, or obligation contained in this Agreement which breach cannot be or has not been cured within the earlier of thirty (30) days after giving of written notice to the breaching Party of such breach or the Outside Termination Date; or
(d) by either the Sellers or the Purchaser (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 7.2(a) hereof in the case of the Purchaser and Section 7.1(a) hereof in the case of the Sellers or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the transactions contemplated by this Agreement cannot be satisfied or fulfilled by the Outside Termination Date.
8.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 8.1 of this Agreement, this Agreement shall become void and have no effect and no Party shall have any obligation to the other Parties hereto with respect to this Agreement, except that (i) the provisions of this Section 8.2, and Sections 6.1(b), 6.6, 6.7 and 6.17 of this Agreement shall survive any termination and abandonment, and (ii) a termination pursuant to Section 8.1(c) of this Agreement shall not relieve or release the breaching Party from liability for an uncured willful breach of a representation, warranty, consent, or agreement giving rise to such termination of this Agreement.
ARTICLE IX
General and Miscellaneous Provisions
9.1 Definitions.
(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
“Acquired Interests” shall have the meaning set forth in the Recitals of this Agreement.
“Acquisition Proposal” shall mean any offer or proposal, or any indication of interest in, a merger, consolidation, or other business combination involving the Company or any tender or exchange offer, or any proposed offer to acquire, or the acquisition of, any equity interest in, or a substantial portion of the assets and properties, of the Company other than contemplated pursuant to this Agreement.

“Actual Closing Date Working Capital” shall have the meaning set forth in Section 1.6(c)(i) of this Agreement.
“Adjustment Amount” shall have the meaning set forth in Section 1.6(c)(ii) of this Agreement.
“Advisory Council” shall have the meaning set forth in Section 6.13(a) of this Agreement.
“Affiliate” means, with respect to any Person, a Person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or under common control with, the first mentioned Person.
“Agreement” shall mean this Securities Purchase Agreement, including the exhibits and schedules delivered pursuant hereto and incorporated herein by reference.
“Applicable Requirements” means all Laws applicable to the Company’s servicing of Mortgage Loans.
“Arbitrator” shall have the meaning set forth in Section 1.6(c)(iii)(B) of this Agreement.
“Balance Sheet Date” shall have the meaning set forth in Section 3.13 of this Agreement.
“Benefit Plans” shall have the meaning set forth in Section 3.12(a) of this Agreement.
“Board” shall have the meaning set forth in the Recitals of this Agreement.
“BSSP Transaction” means the Bear Stearns Structured Products 2007-EMX1 securitization transaction.
“Business Day” means any day other than a Saturday, Sunday, legal holiday in the State of Delaware or other day of the year on which commercial banks in the State of Delaware are authorized or required by applicable law to close.
“Class A Interests” shall have the meaning set forth in the Recitals of this Agreement.
“Closing” shall have the meaning set forth in Section 1.4 of this Agreement.
“Closing Cash Payment” shall have the meaning set forth in Section 1.2 of this Agreement.
“Closing Date” shall have the meaning set forth in Section 1.4 of this Agreement.
“Closing Date Working Capital” shall have the meaning set forth in Section 1.6(c)(1) of this Agreement.
“Code” or “Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.
“Company Employee” and “Company Employees” shall have the meaning set forth in Section 6.8(a) of this Agreement.
“Company Pre-Closing Distribution” shall have the meaning set forth in Section 1.6(b)(iv) of this Agreement.
“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, ratification, order or similar affirmation by any Person.
“Consent Period” shall have the meaning set forth in Section 5.2(b) of this Agreement.
“Consent Request” shall have the meaning set forth in Section 5.2(b) of this Agreement.
“Consent Request Date” shall have the meaning set forth in Section 5.2(b) of this Agreement.
“Control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, or otherwise.
“Copyright” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Section 9.1.
“Disclosure Schedule” shall have the meaning set forth in the introductory sentence to Article III hereof.
“Draft Closing Statement” shall have the meaning set forth in Section 1.6(c)(i) of this Agreement.
“Earn-Out Payment” and “Earn-Out Payments” shall have the meaning set forth in Section 1.7 of this Agreement.
“Encumbered Assets” means advances made by the Company on behalf of loans serviced by the Company on behalf of Marathon which secure the Servicing Advance Line.
“Environmental Laws” means all Laws, permits, consents, approvals, licenses, judgments, orders, writs, decrees, directives, Injunctions or other authorizations relating to: (i) releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, ground water, publicly owned treatment works, or septic systems; (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Materials; or (iii) any environmental, health or safety material or condition.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Plan” shall have the meaning set forth in Section 3.12 of this Agreement.

“Estimated Closing Date Working Capital” shall have the meaning set forth in Section 1.6(b) of this Agreement.
“Estimated Closing Statement” shall have the meaning set forth in Section 1.6(b) of this Agreement.
“Final Closing Statement” shall have the meaning set forth in Section 1.6(c)(iii) of this Agreement.
“Financial Statements” shall mean the balance sheets of such entity, together with the corresponding statements of income, statements of cash flows, and change in holder’s equity for the referenced periods then ended.
“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.
“Governmental Entity” means any court, governmental, regulatory, or administrative agency, commission, authority, instrumentality, government sponsored enterprise, or other public body, domestic or foreign.
“Hazardous Materials” means (i) hazardous materials, pollutants, contaminants, constituents, medical or infectious wastes, hazardous wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations: the Hazardous Materials Transportation Act, 49 U.S.C. ss. 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901 et seq., The Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. ss. 9601 et seq., the Clean Water Act, 33 U.S.C. ss. 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. ss. 2601 et seq., the Clean Air Act, 42 U.S.C. ss. 7401 et seq., (ii) petroleum, including crude oil and any fractions thereof, (iii) radon, (iv) PCBs, or materials or fluids containing PCBs, or (v) any toxic or hazardous substance, material or waste, regulated material, contaminant, or pollutant pursuant to any Environmental Law.
“HSS” shall have the meaning set forth in Section 6.18 of this Agreement.
“Income Tax” or “Income Taxes” means any federal, state (including, without limitation, state, franchise, privilege, excise or other similar taxes), local or non-U.S. income tax, including any interest, penalty, or addition thereto, whether or not disputed.
“Income Tax Return” means any returns, reports, or similar statements required to be filed with respect to any Income Tax (including any attached schedules), including without limitation, any information return, Claims for refund, amended return or declaration of estimated Income Tax.
“Indemnified Party” shall have the meaning set forth in Section 6.15(c) of this Agreement.
“Indemnifying Party” shall have the meaning set forth in Section 6.15(c) of this Agreement.
“Injunction” shall have the meaning set forth in Section 7.1(c) of this Agreement.

“Intellectual Property” means all of the following: (i) U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, slogans, corporate names and all registrations and applications to register the same (all of the foregoing mentioned collectively herein as the “Trademarks”); (ii) issued U.S. and foreign issued patents and pending patent applications, patent registrations, patent disclosures, letters patent and any and all divisions, continuations, continuations-in-part, continuing prosecution applications, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom or from which priority may be claimed, utility models, patents of importation or confirmation, certificates of invention and like statutory rights’ (all of the foregoing mentioned collectively herein as the “Patents”); (iii) U.S. and foreign registered and unregistered copyrights (including any work of authorship in which copyright does or may subsist under the law of any jurisdiction), rights of publicity, and all registrations and applications to register the same (the “Copyrights”); (iv) U.S. and foreign Internet domain name registrations (“Internet Domain Names”); (v) U.S. and foreign rights in any semiconductor chip product works or “mask works” as such term is defined in 17 U.S.C. § 901, et seq., and any registrations or applications therefor (the “Mask Works”); (vi) all categories of trade secrets as defined in the Uniform Trade Secrets Act including, but not limited to, technology, inventions, and business information; and (vii) all licenses and agreements pursuant to which the Company has acquired rights in or to any Trademarks, Patents, Copyrights or Mask Works, or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any of the foregoing (“Licenses”); including in all cases, those used in conjunction with the Owned Software.
“Internal Revenue Code” or “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Internet Domain Names” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Section 9.1.
“Investor” means the Person identified as the “Investor” with respect to each Investor Agreement, as set forth on Schedule 9.1 attached hereto.
“Investor Agreements” means those agreements set forth on Schedule 9.1 attached hereto.
“JPM” shall have the meaning set forth in Section 7.1(f) of this Agreement.
“Know-how” shall have the meaning set forth in Section 3.15(a) of this Agreement.
“Knowledge” means, as of the date relating thereto (a) with respect to the Company, the actual knowledge, without any special investigation, of Rick E. Smith, Ken Ganiel, Karen Hill, Kevin Quinn, Christopher Warner, Glen Banta, Wray Thorn, Jason Friedman and (solely through August 13, 2010) Robert W. Johnson, (b) with respect to any Person which is an individual, such Person’s actual knowledge, without any special investigation, and (c) with respect to any Person which is not an individual, the actual knowledge, without special investigation, of such Person’s senior officers.
“Landlord” shall have the meaning set forth in Section 6.11 of this Agreement.
“Law” shall mean any code, law, ordinances, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, properties, assets, liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Entity; and further including, without limitation usury, truth-in-lending, real estate settlement procedures, the Federal Truth-In-Lending Act, consumer credit protection, fair debt collection and related debt collection statutes, privacy, equal credit opportunity, relevant disclosure laws, predatory or abusive lending laws, and licensing laws in its origination, servicing and collection practices.
“Lease” shall have the meaning set forth in Section 6.11 of this Agreement.

“Lease Deposit” shall have the meaning set forth in Section 6.11 of this Agreement.
“Lease Expiration Date” shall have the meaning set forth in Section 6.11 of this Agreement.
“Licenses” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Section 9.1.
“Lien” shall have the meaning set forth in Section 2.4 of this Agreement.
“Loss” or “Losses” shall have the meaning set forth in Section 6.15(a) of this Agreement.
“Marathon” shall have the meaning set forth in the first paragraph to this Agreement.
“Material Adverse Effect” means, with respect to a Person, any change or effect that is reasonably likely to (a) have a material adverse effect on the business, assets, financial condition, or results of operations of such Person (in each case, taken as a whole) or (b) prevent or materially delay the ability of such Person to perform its obligations under this Agreement or the Related Documents or to consummate the transactions contemplated hereby or thereby; provided, however, that for purposes of clause (a) above, (x) any effect resulting from or relating to applicable economic or market conditions or the industry in which such Person operates or capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates, that does not have a materially disproportionate impact on such Person as compared to a similarly situated Person shall be excluded from the definition of “Material Adverse Effect” and from any determination as to whether a Material Adverse Effect has occurred or may occur, (y) any effect resulting from or arising out of a change in GAAP or applicable Law shall be excluded from the definition of “Material Adverse Effect” and from any determination as to whether a Material Adverse Effect has occurred or may occur, or (z) any effect resulting from or arising out of such Person’s entry into this Agreement or any Related Document or consummation of the transactions contemplated hereby or thereby shall be excluded from the definition of “Material Adverse Effect” and from any determination as to whether a Material Adverse Effect has occurred or may occur.
“Mask Works” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Section 9.1.
“Material Contracts” shall have the meaning set forth in Section 3.10 of this Agreement.
“Membership Interests” shall have the meaning set forth in the Recitals of this Agreement.
“Mortgage” means a mortgage, deed of trust or other similar security instrument that creates a lien on real property.
“Mortgage Loan” means any residential Mortgage loan serviced by the Company with respect to which the Company provides administrative services.
“Net Lease Deposit” shall mean the Lease Deposit less any amounts retained by the lessor pursuant to the terms of the Lease.
“Operating Agreement” means the limited liability company agreement of the Company, as the same may be amended and/or restated.

“Organizational Documents” means: (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.
“Originator” means, with respect to any Mortgage Loan, the Person that underwrote and funded such Mortgage Loan.
“Other Customer” and “Other Customers” shall have the meaning set forth in Section 6.13(b) of this Agreement.
“Outside Termination Date” shall have the meaning set forth in Section 8.1(b) of this Agreement.
“Owned Software” shall have the meaning set forth in Section 3.15(d)(i) of this Agreement.
“Parent” shall have the meaning set forth in the first paragraph of this Agreement.
“Parent Plan” shall have the meaning set forth in Section 6.8(b) of this Agreement.
“Patents” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Section 9.1.
“Permit” shall have the meaning set forth in Section 3.9(a) of this Agreement.
“Permitted Liens” means (i) Liens for Taxes, assessments and other charges imposed by a Governmental Entity not yet due and payable or being contested in good faith, (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business and not yet delinquent, and (iv) Liens created by, or arising as a result of, actions of the Purchaser or its Affiliates.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization, whether incorporated or unincorporated.
“Purchase Price” shall have the meaning set forth in Section 1.2 of this Agreement.
“Purchaser” shall have the meaning set forth in the first paragraph of this Agreement.
“Purchaser Indemnitee” shall have the meaning set forth in Section 6.15(a) of this Agreement.
“Related Documents” shall mean all documents and certificates to be furnished at the Closing by the Parties hereto.

“Sale Transaction” shall have the meaning set forth in the Recitals of this Agreement.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Seller” or “Sellers” shall have the meaning set forth in the first paragraph of this Agreement.
“Seller Indemnitee” shall have the meaning set forth in Section 6.15(b) of this Agreement.
“Seller Pre-Closing Payment” shall have the meaning set forth in Section 1.6(b)(ii) of this Agreement.
“Servicer Advance Financing Facility” shall mean that certain Servicer Advance Financing Facility Agreement, dated as of November 11, 2008, by and among certain Affiliates of Marathon and the Company, as amended through the date hereof.
“Servicing Advance Line” shall have the meaning set forth in Section 6.12(a) of this Agreement.
“Servicing Advance” or “Servicing Advances” means servicing advances for delinquent principal, interest, tax or insurance payments or for property protection expenses or other servicing advances of any type.
“Servicing-Controlled Mortgage Loan” means a Mortgage Loan for which Marathon or its Affiliates own the Mortgage Loan and have the right to freely place and move the related servicing.
“Settlement Amount” shall have the meaning set forth in Section 6.15(c) of this Agreement.
“Subservicer” means a Person engaged by the Company to perform all, or substantially all, of the Company’s duties, liabilities and obligations as a servicer under an Investor Agreement.
“Taxes” means all federal, state, local, and foreign income, gross receipts, estimated, alternative minimum, add-on minimum, franchise, property, sales, use, purchase, transfer, registration, excise, value added, and all other taxes, withholding tax, tariffs, duties, assessments, levies, or governmental charges of any nature whatsoever. The terms “Tax” and “Taxing” shall have correlative meanings.
“Tax Return” shall mean all returns, reports, or similar statements required to be filed with respect to any Tax (including any attached schedules), including without limitation, any information return, claims for refund, amended return or declaration of estimated Tax.
“Third Party Servicing Advances” means Servicing Advances made by Wilshire, the reimbursements for which the Company receives as a successor to Wilshire’s servicing but is obligated to remit to Wilshire.
“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Section 9.1.

“Unencumbered Advances” shall have the meaning set forth in Section 6.12(b) of this Agreement.
“Uninterested Accounting Firm” shall have the meaning set forth in Section 1.6(c)(iii)(B) of this Agreement.
“WIMC” shall have the meaning set forth in the first paragraph of this Agreement.
“Wilshire” shall mean Wilshire Credit Corporation or its successors and assigns.
“Working Capital” shall have the meaning set forth in Section 1.6(a) of this Agreement.
“Working Capital Target” means the amount of Seven Hundred and Fifty Thousand Dollars ($750,000).
(b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”.
9.2 Expenses. Each of the Parties shall bear its own out-of-pocket costs and expenses (including fees and disbursements of its financial advisors, legal counsel, accountants and environmental consultants) incurred by it or its Affiliates in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and any Related Documents or other agreements, documents or instruments related hereto or thereto, and the consummation of the transactions contemplated hereby and thereby, whether or not such transactions are consummated.
9.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, which includes the Disclosure Schedule and other schedules and exhibits hereto, the Related Documents, and the other documents, agreements, and instruments, executed and delivered pursuant to or in connection with this Agreement, contains the entire agreement between the Parties hereto with respect to the transactions contemplated hereunder, and such Agreement supersedes all prior arrangements or understandings with respect to the subject matter hereof, both written and oral.
9.4 Amendment and Modification. To the extent permitted by Law, this Agreement may be amended, modified, and supplemented by a subsequent writing signed by the Seller and the Purchaser.
9.5 Waivers. Prior to or at the Closing, each of the Purchaser on the one hand and the Seller on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law, which violation would have a Material Adverse Effect on the Company or the Purchaser. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or the breach of any provision contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or at the breach of any other term of this Agreement.

9.6 No Assignment; No Third Party Beneficiaries. Except for the designation by the Purchaser of the entities to hold the ownership of the certificates representing the Acquired Interests, none of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other Person and any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. This Agreement shall be for the sole benefit of the Parties and their respective successors, assigns and legal representatives and is not intended, nor shall it be construed, to give any Person, other than the Parties and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.
9.7 Notices. All notices, demands, consents, waivers, requests or other instruments or communications given pursuant to this Agreement shall be in writing, signed by or on behalf of the Party giving the same, and sent to the address for each Party set forth below (or at such other address as may be provided by a Party to the other parties hereunder), and shall be delivered (and shall be deemed to have been duly delivered upon receipt) (i) in person, (ii) by facsimile with receipt of transmittal (followed by delivery of an original via nationally recognized overnight courier), (iii) by first class, certified or registered mail (in each case, postage prepaid, return receipt requested) or (iv) by nationally recognized overnight courier:

If to the Purchaser, to:	Walter Investment Management Corp. 3000 Bayport Drive, Suite 1100 Tampa, Florida 33607 Phone: (813) 421-7600 Fax: (813) 281-5635 Attn: President and COO

With a copy to: Attn: General Counsel Phone: (813) 421-7605 Fax: (813) 281-5635

With a Copy to Counsel for the Purchaser:	Carlton Fields, P.A. 4221 W. Boy Scout Blvd., Suite 1000 Tampa, Florida 33607 Phone: (813) 229-4219 Fax: (813) 229-4133 Attn: Richard A. Denmon, Esquire

If to Marathon, to:	Marathon Asset Management, L.P. One Bryant Park, 38th Floor New York, New York 10036 Phone: 212 500 3000 Fax: (212) 205-8921 Attn: Wray T. Thorn, Senior Managing Director

With a Copy to Counsel for Marathon:	Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020 Phone: (212) 262-6700 Facsimile: (973) 597-6351 Attn: Zachary D. Rosenbaum, Esq.

If to O’Hanlon, to:	[ ] [ ] Phone: [ ] Facsimile: [ ]

If to the Company, to:	Marix Servicing LLC 1925 W. Pinnacle Peak Road Phoenix, Arizona 85027 Phone: (623) 249-2255 Facsimile: (623) 249-2050 Attn: Rick E. Smith

With a Copy to Counsel for the Company:	From the date hereof through and including the Closing Date:
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
Phone: (212) 262-6700
Facsimile: (973) 597-6351
Attn: Zachary D. Rosenbaum, Esq.

Following the Closing Date: Walter Investment Management Corp. 3000 Bayport Drive, Suite 1100 Tampa, Florida 33607 Phone: (813) 421-7605 Fax: (813) 281-5635 Attn: General Counsel
9.8 Governing Law; Jurisdiction. This Agreement, and all matters arising, directly or indirectly, from this Agreement, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without reference to the conflicts of law principles thereof. Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each Party irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
9.9 Specific Performance. Each party hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
9.12 Survival of Certain Representations and Warranties and Covenants. The representations and warranties made by the Sellers herein (which, for the avoidance of doubt, consist solely of the representations and warranties set forth in Article II hereof) and by the Purchaser herein (which, for the avoidance of doubt, consist solely of the representations and warranties set forth in Article IV hereof), and in any certificates or other agreements delivered by or on behalf of such Party pursuant to this Agreement, shall survive the Closing. The covenants contained in Sections 6.1(b), 6.3, 6.4, 6.5(a) (solely with respect to post-Closing covenants covered by clause (iii) thereof), 6.5(b) (solely with respect to post-Closing covenants covered by clause (iii) thereof), 6.6, 6.8, 6.10, 6.11, 6.12, 6.13, 6.14(d) (solely with respect to any Consents or Permits from any Governmental Entities that are required to be obtained by the Company by the Closing Date, but have not yet been obtained as of such date), 6.15, 6.16 and 6.17 of this Agreement shall survive the Closing.
9.13. Schedules. The specification of any dollar amount in the representation or warranties contained in this Agreement or the inclusion of any specific item in any Schedule hereto (including the Disclosure Schedule) is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.
9.14 Counterparts; Electronic Delivery. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of copies of this Agreement by facsimile or .pdf/electronic mail shall constitute effective execution and delivery of this Agreement as to the Parties. Signatures on pages transmitted by facsimile or electronic mail shall be deemed to be original signatures for all purposes.

9.15 Headings, Captions and Titles. The headings, captions and titles contained in this Agreement are solely for reference purposes only and are not intended to be full or accurate descriptions of the contents thereof and shall not affect in any way the meaning or interpretation of any part of this Agreement.
[The Rest of this Page is Intentionally Left Blank. Signatures are on the Following Page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

WALTER INVESTMENT MANAGEMENT CORP.
By:
Name:
Title:

MARATHON ASSET MANAGEMENT, L.P.
By:
Name:
Title:

MICHAEL O’HANLON
By:

MARIX SERVICING LLC
By:
Name:
Title:

List of Schedules
Attached:
Schedule 1.7 Earn-Out Payments
Pursuant to Item 601(b)(2) of Regulation S-K, the following Schedules have been omitted from this Current Report on Form 8-K:

Schedule 1.2	Purchase Price Allocation
Schedule 1.6(a)(i)	Working Capital Example
Schedule 2.4	Percentage of Class A Interests Owned by Sellers

Company Disclosure Schedule:

Section 3.3(b)(i)	Notices, Registrations, Declarations, Filings, Orders, Authorizations, Permits, Exceptions, Waivers, Consents, or Other Required Actions in Connection with Change of Control
Section 3.3(b)(ii)	Material Consents
Section 3.4(a)	Membership Interests
Section 3.4(b)	Other Interests
Section 3.6(b)	Auditor Notices of “Significant Deficiencies” or “Material Weaknesses”
Section 3.7(a)	Assets and Property Material to Company’s Business
Section 3.8	Tax Matters
Section 3.9(a)	Material Permits
Section 3.9(c)	Compliance with Applicable Laws
Section 3.10(a)	Material Contracts
Section 3.11	Litigation
Section 3.12(a)	Benefit Plans
Section 3.12(c)	Exceptions to Benefit Plans
Section 3.12(f)	Payments or Benefits Triggered by Agreement or Sale Transaction
Section 3.13	Absence of Certain Changes
Section 3.14	Undisclosed Liabilities
Section 3.15(a)(i)	Owned Intellectual Property
Section 3.15(a)(ii)	“Know How” Disclosed to Third Parties
Section 3.15(c)	Exceptions to Listing as Sole Owner of Record
Section 3.15(d)	Software Owned or Licensed
Section 3.15(d)(i)	Exceptions to Sole Ownership of Owned Software
Section 3.15(d)(ii)	Disclosure of Source Code to Third Parties
Section 3.15(e)	Third Parties Rights of Exclusivity in Owned Software or IP
Section 3.15(h)	Infringements of Third Parties
Section 3.15(j)	Impairment of IP Software Resulting from Sale Transaction

Section 3.16(a)	Insurance Policies
Section 3.16(b)	Insurance Exceptions
Section 3.17	Environmental Matters
Section 3.18	Labor and Employment Matters
Section 3.21	Affiliate Transactions
Section 3.26	Subservicers

Schedule 4.3	Purchaser Consents
Schedule 6.8(a)	Employees on Leave of Absence
Schedule 6.8(c)	Management Bonuses
Schedule 6.9	Agreements Regarding Consideration and Release
Schedule 7.1(e)	Borrower Outreach Program Agreements
Schedule 9.1	Investor Agreements and Investors

Schedule 1.7
Earn-Out Payments
1. Generally. The parties to the Securities Purchase Agreement to which this Schedule 1.7 is attached (the “Agreement”) have agreed that, subject to the consummation of the Sale Transaction at the Closing in accordance with the terms and conditions of the Agreement, the Purchaser shall cause the Company to pay to the Sellers as a component of the Purchase Price, the Earn-Out Payments in the amount set forth, and subject to the terms and conditions as described, in this Schedule 1.7.
2. Definitions. All capitalized terms used in this Schedule 1.7 shall have the meanings set forth in the Agreement unless otherwise set forth herein. The capitalized terms set forth below shall have the following meanings:
“Audit Period” shall have the meaning set forth in Section 4 of this Schedule 1.7.
“Earn-Out Base” means Net Servicing Revenue collected in excess of $3.8 million per fiscal quarter.
“Earn-Out Payment” means the sum of the Servicing Advance Fee Earn-Out Component plus the Non-Servicing Advance Fee Earn-Out Component plus the New Line of Business Revenue Component.
“Excluded Servicing Revenue” means Servicing Revenue (a) derived from loans or Servicing Rights (i) majority owned or otherwise controlled by the Company or the Purchaser, or (ii) financed in whole or in part whereby the Company or the Purchaser directs the servicing of the loans or Servicing Rights, or (b) the majority of which (i) is attributable to services performed by the Purchaser or (ii) is specifically designated as services performed or provided by the Purchaser for a fee in a third party contract of the Company.
“New Line of Business Revenue” shall mean any and all revenue, determined in accordance with GAAP, paid to the Company for mortgage servicing, administrative duties, component servicing and any of the services provided in the Company’s borrower outreach program business and other similar or related lines of business in each case attributable to lines of business not performed by the Company as of or prior to the Closing Date, including, without limitation, all late fees, non-sufficient funds fees, interest income on float and other similar payments relating to the foregoing.
“New Line of Business Revenue Component” means an amount in dollars derived from the following formula: (Earn-Out Base) x (New Line of Business Revenue Multiplier) x 0.12.
“New Line of Business Revenue Multiplier” means a number equal to the New Line of Business Revenue divided by the Net Servicing Revenue.
“Net Servicing Revenue” means Servicing Revenue plus New Line of Business Revenue less Excluded Servicing Revenue.
“Non-Servicing Advance Fees” means Net Servicing Revenue derived from mortgage services and administrative duties pertaining to loans where the Company and/or the Purchaser do not provide servicing advances.

“Non-Servicing Advance Fee Multiplier” means a number equal to the Non-Servicing Advance Fees divided by the Net Servicing Revenue.
“Non-Servicing Advance Fee Earn-Out Component” means an amount in dollars derived from the following formula: (Earn-Out Base) x (Non-Servicing Advance Fee Multiplier) x 0.15.
“Servicing Advance Fee Multiplier” means a number equal to the Servicing Advance Fees divided by the Net Servicing Revenue.
“Servicing Advance Fees” means Net Servicing Revenue derived from mortgage services and administrative duties pertaining to loans where the Company or the Purchaser provides servicing advances.
“Servicing Advance Fee Earn-Out Component” means an amount in dollars derived from the following formula: (Earn-Out Base) x (Servicing Advance Fee Multiplier) x 0.12.
“Servicing Revenue” shall mean any and all revenue, determined in accordance with GAAP, paid to the Company (i) for mortgage servicing, administrative duties, component servicing and any of the services provided in the Company’s borrower outreach program business and other similar or related lines of business in each case attributable to lines of business performed by the Company as of or prior to the Closing Date, including, without limitation, all late fees, non-sufficient funds fees, interest income on float and other similar payments relating to the foregoing, or (ii) arising out of the Company’s current lines of business as of the Closing Date.
“Servicing Rights” shall mean, with respect to each customer agreement pursuant to which the Company services Mortgage Loans, any and all of the following: (a) any and all rights to service such Mortgage Loans under the terms of such customer agreement; (b) all Servicing Revenue or moneys payable to the Company under such customer agreement; (c) all agreements or documents creating, defining or evidencing any such rights of the Company to the extent they relate to such rights; (d) all escrow payments or other similar payments with respect to such Mortgage Loan and any amounts actually collected and held by the Company with respect thereto (to the extent not the property of the related borrower); (e) all accounts and other rights to payments related to any of the property described in this paragraph; and (f) any and all documents, files, records, servicing files, servicing documents, servicing records, data tapes, computer records, or other information pertaining to such Mortgage Loan or pertaining to the past, present or prospective servicing of such Mortgage Loan and all rights to reimbursement for Servicing Advances.
“Term” means the period commencing on the first day of the first full calendar quarter following the Closing Date and ending on the last day of the twelfth (12th) full calendar quarter following the Closing Date.
3. Earn-Out Payment. Within 30 days following the end of each full calendar quarter during the Term, the Company shall pay the Sellers the Earn-Out Payment calculated in the manner described in Exhibit A attached to this Schedule 1.7. For the avoidance of doubt, unless the Closing occurs on the first (1st) day of a calendar quarter, there shall be no Earn-Out Payment for the calendar quarter in which the Closing occurs and, in such event, the first Earn-Out Payment shall be calculated with respect to the first full and complete calendar quarter following the end of the calendar quarter in which the Closing occurs.

4. Audit. The Sellers shall have 30 days from the end of each calendar year (or, in the case of the final year of the Term, 30 days from the end of the Term; in either case, the “Audit Notice Period”) to request an audit of the Earn-Out Payments made in the year (or portion thereof) just ended (the “Audit Period”). Upon the timely receipt of a request to audit the Earn-Out Payments, the Company shall have 45 days from the receipt of notice to provide such financial records as are reasonably necessary to verify the amount of the Earn-Out Payments made during the Audit Period. The Sellers shall have 30 days from receipt of the Company’s financial records to object to the calculation of the Earn-Out Payments made during the Audit Period. Such objection shall be in writing and shall set forth in reasonably sufficient detail the basis for the Sellers’ objection. The Sellers and the Purchaser shall, for a period of 30 days from the Purchaser’s receipt of the Sellers’ objection, seek, in good faith, to amicably resolve the dispute. If the dispute is not resolved amicably, then the Sellers shall have an additional 10 Business Days to submit the dispute to binding arbitration as provided in Section 1.6(c)(iii)(B) of the Agreement. If the Sellers fail to (a) provide written notice during the Audit Notice Period, (b) object to the calculation of the Earn-Out Payments, or (c) submit the dispute to arbitration, in each case, within the applicable time periods specified above, then the Earn-Out Payments for the Audit Period shall be deemed accepted.
5. Conduct of Business/Earn-Out Calculation. The Purchaser shall, and shall cause the Company to, calculate and determine any Earn-Out Payments due to the Sellers in good faith and in accordance with this Schedule 1.7. The Purchaser and the Company, as applicable, shall operate their respective businesses as they pertain to the placement of business with the Company in good faith and shall not undertake any unusual or extraordinary actions in order to avoid or reduce any amounts that would otherwise be deemed an Earn-Out Payment, provided, however, that nothing in this Paragraph 5 shall require the Purchaser to take any actions in order to increase any Earn-Out Payment.

EXHIBIT A
Computation of Earn-Out
Assumptions:

• Servicing Revenue =	$5,800,000
• Excluded Servicing Revenue =	$1,000,000
• Non-Servicing Advance Fees =	$3,600,000
• Servicing Advance Fees =	$1,200,000
• New Line of Business Revenue =	$500,000
Earn-Out Calculation

• Net Servicing Revenue =

Servicing Revenue	$5,800,000
New Line of Business Revenue	$500,000
(Excluded Servicing Revenue)	$(1,000,000)

Net Servicing Revenue	$5,300,000

• Earn-Out Base =

Net Servicing Revenue	$5,300,000
($3.8)	$(3,800,000)

Earn-Out Base	$1,500,000

• Non-Servicing Advance Fee Multiplier =

Non-Servicing Advance Fees/	$3,600,000/
Net Servicing Revenue	$5,300,000

Non-Servicing Advance Fee Multiplier	0.68

• Servicing Advance Fee Multiplier =

Servicing Advance Fees/	$1,200,000/
Net Servicing Revenue	$5,300,000

Servicing Advance Fee Multiplier	0.23

• New Line of Business Revenue Multiplier =

New Line of Business Revenue	$500,000/
Net Servicing Revenue	$5,300,000

New Line of Business Revenue Multiplier	0.09

• Non-Servicing Advance Fee Earn-Out Component =

Earn-Out Base	$1,500,000
x Non-Servicing Advance Fee Multiplier	x 0.68
x 0.15	x 0.15

Non-Servicing Advance Fee Earn-Out Component	$153,000

• Servicing Advance Fee Earn-Out Component =

Earn-Out Base	$1,500,000
x Servicing Advance Fee Multiplier	x 0.23
x 0.12	x 0.12

Servicing Advance Fee Earn-Out Component	$41,400

• New Line of Business Revenue Component =

Earn-Out Base	$1,500,000
x New Line of Business Revenue Component	x 0.09
x 0.12	x 0.12

New Line of Business Revenue Component	$16,200

• Earn-Out Payment =

Non-Servicing Advance Fee Earn-Out Component	$153,000
+ Servicing Advance Fee Earn-Out Component	$41,400
+ New Line of Business Revenue Component	$16,200
Earn-Out Payment	$210,600
[Signature Page to Securities Purchase Agreement]